
08047318


GENCO

ONGOING CREATION OF LONG-TERM VALUE


Received SEC
APR 16 2008
Washington, DC 20549
PROCESSED
MAY 01 2008
THOMSON REUTERS

Genco Shipping & Trading Limited

2007 Annual Report



Genco Shipping & Trading Limited transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Genco Shipping & Trading Limited currently owns a fleet of 32 drybulk vessels consisting of five Capesize, four Capesize New-Buildings, six Panamax, three Supramax, six Handymax and eight Handysize vessels, with a carrying capacity of approximately 2,700,000 dwt.

THROUGH **INTEGRITY, QUALITY & EXCELLENCE**

"In a little more than two years, Genco has become an industry bellwether in terms of its significant success in three critical areas—consolidating the industry in a disciplined manner, providing first-rate service to leading multi-national charterers and delivering strong value and returns to shareholders."

CHAIRMAN'S LETTER

I am pleased to address shareholders following a year in which Genco seamlessly executed on all aspects of its strategy and realized core objectives consistent with our vision when we went public in July 2005. In a little more than two years, Genco has become an industry bellwether in terms of its significant success in three critical areas—consolidating the industry in a disciplined manner, providing first-rate service to leading multi-national charterers and delivering strong value and returns to shareholders. Since going public, Genco has expanded its fleet 156% on a net tonnage basis, distributed cumulative dividends of $6.49 per share and provided shareholders who invested in the IPO with a cumulative return of 188% as of December 31, 2007.

CONSOLIDATION SUCCESS

Genco's discerning and disciplined approach to consolidation is focused on seeking to add quality vessels to the fleet that provide earnings and cash flow accretion as well as meet our strict return on capital requirements.

During 2007, we drew upon our team's significant consolidation experience and relationships to once again act decisively and further our consolidation leadership. Specifically, we entered into two transactions to acquire 15 modern vessels for a cumulative purchase price in excess of $1.4 billion. As part of these acquisitions we entered into the Capesize sector, a new vessel segment for Genco, to take advantage of the growth in demand for coal and iron ore.

The acquisition of nine Capesize vessels from companies within the Metrostar Management Corporation group, as well as three Handysize and three Supramax vessels from affiliates of Evalend Shipping Co. S.A. provides significant benefits to the Company as it pursues important near-term and long-term objectives. Specifically, the acquisitions have further enhanced the Company's earnings power, fleet profile and commercial prospects, as well as its ability to benefit from the strong demand for iron ore and coal in China, India and other developing countries.

PROVIDING BOTH GROWTH AND INCREASING DIVIDENDS

Genco's ongoing consolidation success combined with its ability to secure a large percentage of its expanding fleet on attractive time charters has allowed the Company to continue to grow its dividends.

For the fiscal year 2007, Genco distributed dividends of $2.83 per share, representing a 15% increase over its 2006 distribution. Building on this success and based on the Company's increased earnings power and focus on seeking to provide consistent long-term dividend growth, we increased the Company's target dividend rate 29% for both the fourth quarter of 2007 and full year 2008. This target dividend increase, which represents our second increase since February 2007, is also notable because we have achieved this important accomplishment without sacrificing our financial flexibility to pursue additional growth opportunities.



During 2007, we steadfastly maintained an appropriate capital structure in order to further our position as a leading consolidator in the industry. For the year, I am pleased that we continued to receive strong support from the banking and capital markets, as highlighted by our favorable $1.4 billion revolving credit facility with a 10-year term and $225 million equity offering.

OUTLOOK FOR 2008

Since our founding in November 2004, Genco has made notable progress in meeting its objective of becoming a dominant player in the drybulk shipping industry.

With a modern fleet, a reputation for excellence and significant financial strength, Genco remains poised to continue to take advantage of the positive supply and demand fundamentals for the global transportation of iron ore, coal, grain, steel and other essential commodities.

The combination of having approximately 77% of our fleet's estimated available days secured on contracts for 2008 as of March 18, 2008 and having two vessels with profit sharing agreements will provide the Company and its shareholders with significant future benefits. First, the sizeable secured revenue streams of the contracts offer a high degree of earnings visibility, supporting our increased 2008 dividend target rate. Second, the 50% profit sharing components offer Genco the opportunity to further drive earnings growth.

During a time when we intend to provide shareholders with increasing and sizeable dividends, we intend to remain steadfast in our approach to seek other opportunities to unlock shareholder value. Building on our past consolidation success, we will look to continue to take advantage of the fragmented nature of the drybulk industry and expand our fleet in a manner that meets our strict return requirements. We intend to maintain an opportunistic approach to creating shareholder value, as illustrated by last year's acquisition of 15.4 million shares of the capital stock of Jinhui Shipping and Transportation Limited. We will also look to implement the $50 million share repurchase program that was authorized by our board in February 2008.

IN APPRECIATION OF A DEDICATED TEAM

The tremendous success Genco has had building a leading franchise in the drybulk industry is a tribute to our dedicated and experienced team. I thank them for their hard work that has served to differentiate the Company with both shareholders and customers alike. I would also like to thank our customers, shareholders and bankers for their continued support.

I look forward to sharing our progress with all of you in the future.

Peter C. Georgiopoulos
Chairman of the Board
Genco Shipping & Trading Limited



"During 2007, we were pleased to once again enhance our fleet profile in terms of size, quality and the rigorous operational standards it meets. Driving this notable success was our ongoing consolidation of the industry and, specifically, the agreement to acquire 15 modern drybulk vessels during the year."

PRESIDENT'S LETTER

2007 was another year in which Genco Shipping advanced its leadership for providing quality tonnage and top rate service to world-class charterers.

During 2007, we were pleased to once again enhance our fleet profile in terms of size, quality and the rigorous operational standards it meets. Driving this notable success was our ongoing consolidation of the industry and, specifically, the agreement to acquire 15 modern drybulk vessels during the year. We are pleased to have already taken delivery of 11 of these vessels, while also selling our two oldest vessels, the Genco Trader and Genco Commander.

Following the sales of the Genco Trader and Genco Commander as well as the delivery of the remaining four of 15 drybulk vessels that we agreed to acquire, Genco will own a fleet of 32 drybulk vessels, consisting of nine Capesize, six Panamax, three Supramax, six Handymax and eight Handysize vessels. At that time, the average age of the fleet will be approximately seven years and will remain well below the industry average of approximately 16 years.

Genco's reputation for excellence has continued to serve the Company well as it took advantage of the robust rate market environment to sign time charters with leading customers for its growing fleet. In total, Genco signed contracts for 19 vessels at attractive rates during 2007. In addition to the success we had signing six of our newly acquired vessels on time charters, we are pleased to have signed existing vessels to charters at significantly higher rates than their previous charter levels. As a result of this considerable success approximately 77% of our current fleet's available days are secured on contracts for 2008 as of March 18, 2008. Going forward, we intend to continue to look for opportunities to secure our vessels on favorable time charters as we have done consistently since going public approximately two and a half years ago.

Consistent with Genco's focus on adhering to the highest operational standards, we added another ship management firm to complement our ship operations. We currently work with four of the leading ship management firms—Barber Ship Management, Anglo-Eastern Management, Wallem Ship Management and Bernhard Schulte Shipmanagement. This approach benefits us with efficiencies related to costs without sacrificing quality. In addition, through our relationship with these four leading managers, we gain access to a large pool of quality crew members.

I would like to thank our dedicated team for their efforts in ensuring that Genco continues to deliver results to its customers that surpass their exacting requirements.

Robert Gerald Buchanan
President
Genco Shipping & Trading Limited

"We intend to continue to seek to consolidate the industry in a manner that meets our strict earnings and cash flow criteria as well as return on capital hurdles. Complementing this differentiated and proven approach, we intend to distribute sizeable dividends while looking for opportunities under our new share repurchase program to create additional shareholder value."



CFO'S LETTER

During 2007, Genco maintained an intense focus on utilizing its finance function to both support the Company's growth strategy and deliver shareholder value.

At the core of Genco's ability to record net income of $106.8 million and distribute increased dividends of $2.83 per share for the fiscal year of 2007 is the Company's success in drawing upon its financial strength to consolidate the drybulk industry. We once again achieved significant accomplishments in this important area, agreeing to acquire nine Capesize vessels in July 2007 from companies within the Metrostar Management Corporation group for $1.1 billion, representing the largest transaction in the drybulk industry. With the goal of further expanding our earnings power, one month following the Metrostar acquisition we agreed to acquire six Handysize and Supramax vessels from affiliates of Evalend Shipping Co. S.A. for an aggregate purchase price of $336 million. Drawing upon our enhanced earnings power and strong time charter coverage, we increased our dividend target rate for the second consecutive year. Including the $0.85 dividend per share for the fourth quarter of 2007, we have declared dividends totaling $2.83 per share for 2007 and $6.49 per share on a cumulative basis since going public in July 2005. During a time when we dramatically expanded our modern, high-quality fleet, we are pleased to have sold the two oldest vessels in our fleet, the Genco Commander and the Genco Trader. As a result, we recognized a net gain of approximately $50 million from the sale of these two vessels.

Our success at continuing to expand the fleet while growing our dividend is testimony to the sizeable cash flows we generate and retain as well as the ongoing support we receive from the banking and capital markets. As part of this support, during 2007 we entered into a favorable $1.4 billion revolving credit facility. The facility, led by DnB NOR Bank ASA, has a 10-year term and 5 years of no principal amortization, with amounts borrowed under the facility bearing interest currently at LIBOR plus 0.85%. Also, we completed an approximately $225 million equity offering. The offering was notable for a number of reasons. First, the proceeds were used to pay down debt and ready the Company for future growth. Second, the offering was priced at a premium to the closing price on the date the offering was announced further lowering our cost of capital. Finally, the share ownership of management and Genco's Chairman did not change, demonstrating confidence in the Company's prospects.

Going forward, we intend to continue to seek to consolidate the industry in a manner that meets our strict earnings and cash flow criteria as well as return on capital hurdles. Complementing this differentiated and proven approach, we intend to distribute sizeable dividends while looking for opportunities under our new share repurchase program to create additional shareholder value.

In closing, I thank our finance team for their commitment to maintaining a high degree of integrity and transparency in our financial reporting. I am pleased to report that the Company had effective internal controls under Section 404 of the Sarbanes-Oxley Act at December 31, 2007.

John C. Wobensmith
Chief Financial Officer
Genco Shipping & Trading Limited


GENCO CONSTANTINE

VESSEL NAME	VESSEL TYPE	DEADWEIGHT	YEAR BUILT	EXPECTED DELIVERY
Genco Hadrian	Capesize	170,500		Q4 2008
Genco Commodus	Capesize	170,500		Q2 2009
Genco Maximus	Capesize	170,500		Q2 2009
Genco Claudius	Capesize	170,500		Q3 2009
Genco Augustus	Capesize	180,151	2007	
Genco Tiberius	Capesize	175,874	2007	
Genco London	Capesize	177,833	2007	
Genco Titus	Capesize	177,729	2007	
Genco Constantine	Capesize	180,183	2008	
Genco Beauty	Panamax	73,941	1999	
Genco Knight	Panamax	73,941	1999	
Genco Leader	Panamax	73,941	1999	
Genco Vigour	Panamax	73,941	1999	
Genco Acheron	Panamax	72,495	1999	
Genco Surprise	Panamax	72,495	1998	



Integrity is a core value at Genco Shipping. It permeates all aspects of our business ranging from interactions with customers, employees and shareholders to the transparency of our financial reporting. Since our founding, Genco's focus on building an organization concentrated on achieving the highest level of integrity has translated into measurable results. We have earned the trust of leading charterers, institutional and retail shareholders, and commercial lenders, as well as a team of dedicated professionals. As we continue to strive to be the leader in the drybulk industry, we will continue to focus on this important aspect of our culture.

2007 FINANCIAL AND OPERATIONAL HIGHLIGHTS

(U.S. dollars in thousands, except for share and per share data)	2007	2006	2005
Revenues	**$185,387**	$133,232	$116,906
Operating Expenses:			
Voyage expenses	**5,100**	4,710	4,287
Vessel operating expenses	**27,622**	20,903	15,135
General and administrative expenses	**12,610**	8,882	4,937
Management fees	**1,654**	1,439	1,479
Depreciation and amortization	**34,378**	26,978	22,322
Gain on sale of vessels	**(27,047)**	—	—
Total operating expenses	**54,317**	62,912	48,160
Operating income	**131,070**	70,320	68,746
Other expense	**(24,261)**	(6,798)	(14,264)
Net income	**$106,809**	$ 63,522	$ 54,482
Earnings per share—Basic	**$ 4.08**	$ 2.51	$ 2.91
Earnings per share—Diluted	**$ 4.06**	$ 2.51	$ 2.90
Dividends declared and paid per share	**$ 2.64**	$ 2.40	$ 0.60

Pro Forma Balance Sheet Items[1]		Performance Items[1]	
December 31, 2007		December 31, 2007	
Pro Forma Cash	$ 46,779	EBITDA Margin	86.9%
Debt	$1,044,500	Fleet Utilization	98.7%
Debt to Capitalization	62.6%	Return on Equity	23.7%
Total Liquidity	$ 379,279		

(1) Please refer to page 66 for a reconciliation of Pro Forma Balance Sheet Items and Performance Items.



VESSEL NAME	VESSEL TYPE	DEADWEIGHT	YEAR BUILT
Genco Predator	Supramax	55,407	2005
Genco Warrior	Supramax	55,435	2005
Genco Hunter	Supramax	58,729	2007
Genco Muse	Handymax	48,913	2001
Genco Success	Handymax	47,186	1997
Genco Carrier	Handymax	47,180	1998
Genco Prosperity	Handymax	47,180	1997
Genco Wisdom	Handymax	47,180	1997
Genco Marine	Handymax	45,222	1996
Genco Charger	Handysize	28,398	2005
Genco Challenger	Handysize	28,428	2003
Genco Champion	Handysize	28,445	2006
Genco Explorer	Handysize	29,952	1999
Genco Pioneer	Handysize	29,952	1999
Genco Progress	Handysize	29,952	1999
Genco Reliance	Handysize	29,952	1999
Genco Sugar	Handysize	29,952	1998





Providing the highest quality service and tonnage to leading customers has been a hallmark of Genco's operations since inception. Following agreements to acquire 15 modern vessels in 2007 and the sale of our two oldest vessels, Genco has once again taken steps to ensure that it provides leading customers with a modern versatile fleet that meets rigorous standards. The success we have had at both growing and enhancing our fleet profile has allowed Genco to grow its fleet to 32 drybulk vessels after the delivery of four vessels expected in 2008 and 2009, consisting of nine Capesize, six Panamax, three Supramax, six Handymax and eight Handysize vessels. With an average age of approximately seven years after the delivery of the remaining four Capesize newbuilding vessels from the Metrostar acquisition, Genco's fleet will remain well below the industry average of approximately 16 years.


CONSTANTINE



Genco's reputation for operational excellence has continued to serve the Company well as it further advances its leading commercial position in the industry. During 2007, Genco continued to sign time charters with leading customers. In achieving this important objective, the Company took advantage of a robust freight market during the year to secure approximately 77% of its current fleet's available days on contracts for 2008 as of March 18, 2008. Consistent with its goal of having the Company's operations adhere to the highest operational standards, Genco intends to continue to provide top customers with modern tonnage, experienced crew and dependable service.





In a little more than two years, Genco's success at consolidating the industry in a disciplined manner, providing first-rate service to leading multi-national charterers and delivering strong value and returns to shareholders has served to differentiate the Company in the industry. Since its IPO in July 2005, Genco has expanded its fleet 156% on a net tonnage basis, distributed cumulative dividends of $6.49 per share and provided shareholders who invested in its 2005 IPO with a cumulative return of 188% as of December 31, 2007. Going forward the Company remains committed to seeking to provide shareholders with increasing and sizeable dividends, while continuing to draw upon its significant financial strength to consolidate the industry in a disciplined manner.


TADANO






FINANCIAL TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	For the years ended December 31,			For the period from September 27, 2004 to December 31,
	2007	2006	2005	2004
Income Statement Data:				
(U.S. dollars in thousands, except for share and per share amounts)				
Revenues	**$ 185,387**	$133,232	$ 116,906	$ 1,887
Operating Expenses:				
Voyage expenses	**5,100**	4,710	4,287	44
Vessel operating expenses	**27,622**	20,903	15,135	141
General and administrative expenses	**12,610**	8,882	4,937	113
Management fees	**1,654**	1,439	1,479	27
Depreciation and amortization	**34,378**	26,978	22,322	421
Gain on sale of vessels	**(27,047)**	—	—	—
Total operating expenses	**54,317**	62,912	48,160	746
Operating income	**131,070**	70,320	68,746	1,141
Other (expense) income	**(24,261)**	(6,798)	(14,264)	(234)
Net income	**$ 106,809**	$ 63,522	$ 54,482	$ 907
Earnings per share—Basic	**$ 4.08**	$ 2.51	$ 2.91	$ 0.07
Earnings per share—Diluted	**$ 4.06**	$ 2.51	$ 2.90	$ 0.07
Dividends declared and paid per share	**$ 2.64**	$ 2.40	$ 0.60	—
Weighted average common shares outstanding—Basic	**26,165,600**	25,278,726	18,751,726	13,500,000
Weighted average common shares outstanding—Diluted	**26,297,521**	25,351,297	18,755,195	13,500,000
Balance Sheet Data:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	**$ 71,496**	$ 73,554	$ 46,912	$ 7,431
Total assets	**1,653,272**	578,262	489,958	201,628
Total debt (current and long-term)	**936,000**	211,933	130,683	125,766
Total shareholders' equity	**622,185**	353,533	348,242	73,374
Other Data:				
(U.S. dollars in thousands)				
Net cash flow provided by operating activities	**$ 120,862**	$ 90,068	$ 88,230	$ 2,718
Net cash flow used in investing activities	**(984,350)**	(82,840)	(268,072)	(189,414)
Net cash provided by financing activities	**861,430**	19,414	219,323	194,127
EBITDA[1]	**$ 161,122**	$100,845	$ 91,743	$ 1,562

(1) EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, plus amortization of nonvested stock compensation, and amortization of the value of time charters acquired which is included as a component of other long-term assets or fair market value of time charters acquired. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows.

The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31,			For the period from September 27, 2004 to December 31,
	2007	2006	2005	2004
(U.S. dollars in thousands, except for per share amounts)				
Net income	**$106,809**	$ 63,522	$54,482	$ 907
Net interest expense	**22,996**	6,906	14,264	234
Amortization of value of time charter acquired[1]	**(5,139)**	1,850	398	—
Amortization of nonvested stock compensation	**2,078**	1,589	277	—
Depreciation and amortization	**34,378**	26,978	22,322	421
EBITDA	**$161,122**	$100,845	$91,743	$1,562

(1) Amortization of liability or asset of time charter acquired is an (increase) reduction of revenue.

	For the years ended December 31,			For the period from September 27, 2004 to December 31,
	2007	2006	2005	2004
Fleet Data:				
Ownership days[1]				
Capesize	**403.5**	—	—	—
Panamax	**2555.0**	1,923.7	1,538.6	15.5
Supramax	**37.3**	—	—	—
Handymax	**2,578.3**	2,614.4	2,046.6	26.7
Handysize	**1,860.0**	1,825.0	1,810.9	41.8
Total	**7,434.1**	6,363.1	5,396.1	84.0
Available days[2]				
Capesize	**396.8**	—	—	—
Panamax	**2,535.5**	1,905.7	1,534.4	15.5
Supramax	**32.0**	—	—	—
Handymax	**2,502.5**	2,552.6	2,043.4	26.7
Handysize	**1,847.2**	1,825.0	1,810.0	41.8
Total	**7,314.0**	6,283.3	5,387.8	84.0
Operating days[3]				
Capesize	**396.8**	—	—	—
Panamax	**2,473.5**	1,886.6	1,523.2	15.5
Supramax	**32.0**	—	—	—
Handymax	**2,483.7**	2,527.1	2,028.1	26.7
Handysize	**1,833.8**	1,822.8	1,794.1	41.8
Total	**7,219.9**	6,236.5	5,345.4	84.0
Fleet utilization[4]				
Capesize	**100.0%**	—	—	—
Panamax	**97.6%**	99.0%	99.3%	100.0%
Supramax	**100.0%**	—	—	—
Handymax	**99.3%**	99.0%	99.3%	100.0%
Handysize	**99.3%**	99.9%	99.1%	100.0%
Fleet average	**98.7%**	99.3%	99.2%	100.0%

	For the years ended December 31,			For the period from September 27, 2004 to December 31,
	2007	2006	2005	2004
Average Daily Results:				
(U.S. dollars)				
Time Charter Equivalent[5]				
Capesize	**$68,377**	$ —	$ —	$ —
Panamax	**26,952**	24,128	25,090	41,367
Supramax	**44,959**	—	—	—
Handymax	**22,221**	21,049	21,255	18,166
Handysize	**15,034**	15,788	16,955	17,191
Fleet average	**24,650**	20,455	20,903	21,960
Daily vessel operating expenses[6]				
Capesize	**$ 4,190**	$ —	$ —	$ —
Panamax	**4,261**	3,615	3,061	2,101
Supramax	**4,334**	—	—	—
Handymax	**3,395**	3,228	2,796	1,577
Handysize	**3,295**	3,019	2,597	1,597
Fleet average	**3,716**	3,285	2,805	1,683

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as our net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the years ended December 31,			For the period from September 27, 2004 to December 31,
	2007	2006	2005	2004
Income Statement Data:				
(U.S. dollars in thousands)				
Voyage revenues	**$185,387**	$133,232	$116,906	$1,887
Voyage expenses	**5,100**	4,710	4,287	44
Net voyage revenue	**$180,287**	$128,522	$112,619	$1,843

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

General

We are a Marshall Islands company incorporated in September 2004 to transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. As of February 26, 2008, our fleet consisted of five Capesize, six Panamax, three Supramax, six Handymax and eight Handysize drybulk carriers, with an aggregate carrying capacity of approximately 2,020,000 dwt, and the average age of our fleet was approximately 6.37 years, as compared to the average age for the world fleet of approximately 16 years for the drybulk shipping segments in which we compete. All of the vessels in our fleet are on time charters to reputable charterers, including Lauritzen Bulkers, Cargill, HMMC, SK, STX, Pacbasin, DS Norden, A/S Klaveness, Cosco Bulk Carrier Co., Ltd., and NYK Europe. All of the vessels in our fleet are presently engaged under time charter contracts that expire (assuming the option periods in the time charters are not exercised) between March 2008 and November 2011.

See page 44 for a table indicating the delivery dates of all vessels currently in our fleet.

We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. In connection with this growth strategy, we negotiated the 2007 Credit Facility, for the purpose of acquiring the nine new Capesize vessels, refinancing the outstanding indebtedness under our previous credit facilities, and acquiring additional vessels, including the six drybulk vessels acquired in August 2007 from affiliates of Evalend Shipping Co. S.A.

Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. We currently contract with three independent technical managers, to provide technical management of our fleet at a lower cost than we believe would be possible in house. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical managers.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2007 and 2006.

	For the years ended December 31,		Increase	%
	2007	2006	(Decrease)	Change
Fleet Data:				
Ownership days[1]				
Capesize	**403.5**	—	403.5	N/A
Panamax	**2,555.0**	1,923.7	631.3	32.8%
Supramax	**37.3**	—	37.3	N/A
Handymax	**2,578.3**	2,614.4	(36.1)	(1.4%)
Handysize	**1,860.0**	1,825.0	35.0	1.9%
Total	**7,434.1**	6,363.1	1,071.0	16.8%
Available days[2]				
Capesize	**396.8**	—	396.8	N/A
Panamax	**2,535.5**	1,905.7	629.8	33.0%
Supramax	**32.0**	—	32.0	N/A
Handymax	**2,502.5**	2,552.6	(50.1)	(2.0%)
Handysize	**1,847.2**	1,825.0	22.2	1.2%
Total	**7,314.0**	6,283.3	1,030.7	16.4%
Operating days[3]				
Capesize	**396.8**	—	396.8	N/A
Panamax	**2,473.5**	1,886.6	586.9	31.1%
Supramax	**32.0**	—	32.0	N/A
Handymax	**2,483.7**	2,527.1	(43.4)	(1.7%)
Handysize	**1,833.8**	1,822.8	11.0	0.6%
Total	**7,219.9**	6,236.5	983.4	15.8%
Fleet utilization[4]				
Capesize	**100.0%**	—	100.0%	N/A
Panamax	**97.6%**	99.0%	(1.4%)	(1.4%)
Supramax	**100.0%**	—	100.0%	N/A
Handymax	**99.3%**	99.0%	0.3%	0.3%
Handysize	**99.3%**	99.9%	(0.6%)	(0.6%)
Fleet average	**98.7%**	99.3%	(0.6%)	(0.6%)

	For the years ended December 31,		Increase (Decrease)	% Change
	2007	2006		
Average Daily Results:				
(U.S. dollars)				
Time Charter Equivalent(5)				
Capesize	**$68,377**	$ —	$68,377	N/A
Panamax	**26,952**	24,128	2,824	11.7%
Supramax	**44,959**	—	44,959	N/A
Handymax	**22,221**	21,049	1,172	5.6%
Handysize	**15,034**	15,788	(754)	(4.8%)
Fleet average	**24,650**	20,455	4,195	20.5%
Daily vessel operating expenses(6)				
Capesize	**$ 4,190**	$ —	$ 4,190	N/A
Panamax	**4,261**	3,615	646	17.9%
Supramax	**4,334**	—	4,334	N/A
Handymax	**3,395**	3,228	167	5.2%
Handysize	**3,295**	3,019	276	9.1%
Fleet average	**3,716**	3,285	431	13.1%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the years ended December 31,	
	2007	2006
Income Statement Data:		
(U.S. dollars in thousands)		
Voyage revenues	**$185,387**	$133,232
Voyage expenses	**5,100**	4,710
Net voyage revenue	**$180,287**	$128,522

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following compares our operating income and net income for the years ended December 31, 2007 and 2006.

	For the years ended December 31,		Increase (Decrease)	% Change
	2007	2006		
Income Statement Data:				
(U.S. dollars in thousands, except for per share amounts)				
Revenues	**$ 185,387**	$133,232	$ 52,155	39.1%
Operating Expenses:				
Voyage expenses	**5,100**	4,710	390	8.3%
Vessel operating expenses	**27,622**	20,903	6,719	32.1%
General and administrative expenses	**12,610**	8,882	3,728	42.0%
Management fees	**1,654**	1,439	215	14.9%
Depreciation and amortization	**34,378**	26,978	7,400	27.4%
Gain on sale of vessels	**(27,047)**	—	27,047	N/A
Total operating expenses	**54,317**	62,912	(8,595)	(13.7%)
Operating income	**131,070**	70,320	60,750	86.4%
Other (expense) income	**(24,261)**	(6,798)	(17,463)	256.9%
Net income	**$ 106,809**	$ 63,522	$ 43,287	68.1%
Earnings per share—Basic	**$ 4.08**	$ 2.51	$ 1.57	62.5%
Earnings per share—Diluted	**$ 4.06**	$ 2.51	$ 1.55	61.8%
Dividends declared and paid per share	**$ 2.64**	$ 2.40	$ 0.24	10.0%
Weighted average common shares outstanding—Basic	**26,165,600**	25,278,726	886,874	3.5%
Weighted average common shares outstanding—Diluted	**26,297,521**	25,351,297	946,224	3.7%

(continued)

	For the years ended December 31,		Increase (Decrease)	% Change
	2007	2006		
Balance Sheet Data:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	**$ 71,496**	$ 73,554	$ (2,058)	(2.8%)
Total assets	**1,653,272**	578,262	1,075,010	185.9%
Total debt (current and long-term)	**936,000**	211,933	724,067	341.6%
Total shareholders' equity	**622,185**	353,533	268,652	76.0%
Other Data:				
(U.S. dollars in thousands)				
Net cash flow provided by operating activities	**$ 120,862**	$ 90,068	$ 30,794	34.2%
Net cash flow used in investing activities	**(984,350)**	(82,840)	(901,510)	1,088.3%
Net cash provided by financing activities	**861,430**	19,414	842,016	4,337.2%
EBITDA[1]	**$ 161,122**	$100,845	$ 60,277	59.8%

(1) EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, plus amortization of nonvested stock compensation, and amortization of the value of time charters acquired which is included as a component of other long-term assets or fair market value of time charters acquired. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31,	
	2007	2006
(U.S. dollars in thousands except for per share amounts)		
Net income	**$106,809**	$ 63,522
Net interest expense	**22,996**	6,906
Amortization of value of time charter acquired*	**(5,139)**	1,850
Amortization of nonvested stock compensation	**2,078**	1,589
Depreciation and amortization	**34,378**	26,978
EBITDA	**$161,122**	$100,845

*Amortization of liability or asset of time charter acquired is an (increase) reduction of revenue.

Results of Operations

Revenues—Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire that our vessels earn, that, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in drydock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the drybulk shipping industry; and
- other factors affecting spot market charter rates for drybulk carriers.

For 2007, revenues grew 39.1% to $185.4 million versus $133.2 million for 2006. Revenues in both periods consisted of charter payments for our vessels. The increase in revenues was primarily due to the growth of our fleet during the twelve months ended December 31, 2007, as well as higher TCE rates obtained for all Panamax vessels and three Handymax vessels, offset by lower rates for the five Handysize vessels chartered to Lauritzen.

The average TCE rate of our fleet increased to $24,650 a day for 2007 from $20,455 a day for 2006. The increase in TCE rates was primarily due to higher time charter rates achieved in 2007 versus the prior year for all of the Panamax vessels, as well as 3 of the Handymax vessels in our current fleet. Additionally, included in the TCE rates for the third and fourth quarter of 2007 are the time charter rates for the four Capesize vessels from the Metrostar acquisition and three Supramax vessels from the Evalend acquisition that furthered the Company's TCE rate in comparison to the 2006 period. The increase was countered by lower charter rates achieved in 2007 versus 2006 for the five Handysize vessels on charter with Lauritzen Bulkers A/S, which commenced their time charter contracts at $13,500 per vessel per day during the third quarter of 2006. The five Handysize vessels commenced time charter extensions at higher rates of $19,500 per vessel per day on September 5, 2007.

For 2007 and 2006, we had ownership days of 7,434.1 days and 6,363.1 days, respectively. Fleet utilization for 2007 and 2006 was 98.7% and 99.3%, respectively. The decline in utilization was due primarily to the unscheduled off-hire of approximately 50 days in aggregate for the Genco Trader, Genco Glory and Genco Sugar associated with maintenance and other delays.

Please see page 44 for table that sets forth information about the current employment of the vessels currently in our fleet as of February 26, 2008.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2007 and 2006, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters that require the charterer to bear all of those expenses.

For 2007 and 2006, voyage expenses were $5.1 million and $4.7 million, respectively, and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses increased to $27.6 million from $20.9 million for 2007 and 2006, respectively. This was mostly due to the expansion of our fleet during 2007 as compared to 2006. Furthermore, the increased costs were due to an increase in crewing, repairs and maintenance and lube costs.

For 2007 and 2006, the average daily vessel operating expenses for our fleet were $3,716 and $3,285 per day, respectively. This increase was mostly due to increased costs for crewing, repairs and maintenance and lube costs. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase. The Company increased its 2008 budget based on the anticipated increased cost for crewing and lubes.

Based on management's estimates and budgets provided by our technical manager, we expect our vessels to have daily vessel operating expenses during 2008 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$5,200
Panamax	5,150
Supramax	4,250
Handymax	4,700
Handysize	4,200

General and Administrative Expenses—We incur general and administrative expenses, which relate to our onshore non-vessel related activities. Our general and administrative expenses include our payroll expenses, including those relating to our executive officers, rent, legal, auditing and other professional expenses.

For 2007 and 2006, general and administrative expenses were $12.6 million and $8.9 million, respectively. The increased general and administrative expenses were mainly due to higher professional expenses, including professional fees associated with the sale of shares by Fleet Acquisition LLC during the first quarter of 2007, costs associated with higher employee non-cash compensation and other employee related costs.

Management Fees—We incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For 2007 and 2006, management fees were $1.7 million and $1.4 million, respectively. The increase was due primarily to increased rates charged by the management companies we use as well to as the operation of a larger fleet.

Depreciation and Amortization—We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years, which we believe is an industry standard in the drybulk shipping industry. Furthermore, we estimate the residual values of our vessels to be based upon $175 per lightweight ton, which we believe is also a standard in the drybulk shipping industry.

For years ended December 31, 2007 and 2006, depreciation and amortization charges were $34.4 million and $27.0 million, respectively, an increase of $7.4 million. The increase primarily was due to the growth in our fleet during 2007 as compared to 2006.

Gain on Sale of Vessels—For year ended December 31, 2007, the gain on the sale of vessels was $27.0 million attributable to the sale of the Genco Glory and Genco Commander. During the year ended December 31, 2006, the Company did not sell any vessels.

Other (Expense) Income—

(Loss) Income from Derivative Instruments—Effective August 16, 2007, the Company has elected hedge accounting for forward currency contracts in place associated with the cost basis of shares of Jinhui stock it has purchased. For further details of the application of hedge accounting, please refer to the discussion under the subheading "Currency risk management" on page 37. For 2007 and 2006, (loss) income from derivative instruments was ($1.3) million and $0.1 million, respectively. The net loss is primarily attributable to the forward currency contracts associated with Jinhui prior to electing hedge accounting. The gain in 2006 is due solely to the gain in value of the Company's two interest rate swaps with DnB NOR Bank having fixed rates of 5.075% and 5.25%, respectively, prior to being designated against borrowings.

Net Interest Expense—For 2007 and 2006, net interest expense was $23.0 million and $6.9 million, respectively. Net interest expense consisted mostly of interest payments made under our 2005 Credit Facility, the Short-Term Line, and the 2007 Credit Facility. During the third quarter of 2007, the Company refinanced the 2005 Credit Facility and the Short-Term Line with the 2007 Credit Facility resulting in a non-cash charge of $3.6 million associated with the write-down of unamortized deferred bank charges related to our former facilities. Additionally, the Company capitalized certain interest costs associated with seven of the Capesize vessels under construction. Interest income as well as amortization of deferred financing costs related to our respective credit facilities is included in both periods. The increase in net interest expense for 2007 versus 2006 was mostly a result of higher outstanding debt due to the acquisition of nine vessels in the second half of 2007, and interest expense associated with the borrowings used for the purchase of Jinhui stock.

Year ended December 31, 2006 compared to the year ended December 31, 2005

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2006 and 2005.

	For the years ended December 31,		Increase	%
	2006	2005	(Decrease)	Change
Fleet Data:				
Ownership days[1]				
Panamax	1,923.7	1,538.6	385.1	25.0%
Handymax	2,614.4	2,046.6	567.8	27.7%
Handysize	1,825.0	1,810.9	14.1	0.8%
Total	6,363.1	5,396.1	967.0	17.9%
Available days[2]				
Panamax	1,905.7	1,534.4	371.3	24.2%
Handymax	2,552.6	2,043.4	509.2	24.9%
Handysize	1,825.0	1,810.0	15.0	0.8%
Total	6,283.3	5,387.8	895.5	16.6%
Operating days[3]				
Panamax	1,886.6	1,523.2	363.4	23.9%
Handymax	2,527.1	2,028.1	499.0	24.6%
Handysize	1,822.8	1,794.1	28.7	1.6%
Total	6,236.5	5,345.4	891.1	16.7%
Fleet utilization[4]				
Panamax	99.0%	99.3%	(0.3%)	(0.3%)
Handymax	99.0%	99.3%	(0.3%)	(0.3%)
Handysize	99.9%	99.1%	0.8%	0.8%
Fleet average	99.3%	99.2%	0.1%	0.1%

	For the years ended December 31,		Increase	%
	2006	2005	(Decrease)	Change
Average Daily Results:				
(U.S. dollars)				
Time charter equivalent[5]				
Panamax	$24,128	$25,090	$ (962)	(3.8%)
Handymax	21,049	21,255	(206)	(1.0%)
Handysize	15,788	16,955	(1,167)	(6.9%)
Fleet average	20,455	20,903	(448)	(2.1%)
Daily vessel operating expenses[6]				
Panamax	$ 3,615	$ 3,061	$ 554	18.1%
Handymax	3,228	2,796	432	15.5%
Handysize	3,019	2,597	422	16.2%
Fleet average	3,285	2,805	480	17.1%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the years ended December 31,	
	2006	2005
Income Statement Data:		
(U.S. dollars in thousands)		
Voyage revenues	$133,232	$116,906
Voyage expenses	4,710	4,287
Net voyage revenue	$128,522	$112,619

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following discusses our operating income and net income for the years ended December 31, 2006 and 2005.

	For the years ended December 31,		Increase	%
	2006	2005	(Decrease)	Change
Income Statement Data:				
(U.S. dollars in thousands, except for per share amounts)				
Revenues	$133,232	$ 116,906	$ 16,326	14.0%
Operating Expenses:				
Voyage expenses	4,710	4,287	423	9.9%
Vessel operating expenses	20,903	15,135	5,768	38.1%
General and administrative expenses	8,882	4,937	3,945	79.9%
Management fees	1,439	1,479	(40)	(2.7%)
Depreciation and amortization	26,978	22,322	4,656	20.9%
Total operating expenses	62,912	48,160	14,752	30.6%
Operating income	70,320	68,746	1,574	2.3%
Other (expense) income	(6,798)	(14,264)	7,466	52.3%
Net income	$ 63,522	$ 54,482	$ 9,040	16.6%
Earnings per share—Basic	$ 2.51	$2.91	$ (0.40)	(13.7%)
Earnings per share—Diluted	$ 2.51	$2.90	$ (0.39)	(13.4%)
Dividends declared and paid per share	$ 2.40	$0.60	$ 1.80	300.0%
Weighted average common shares outstanding—Basic	25,278,726	18,751,726	6,527,000	34.8%
Weighted average common shares outstanding—Diluted	25,351,297	18,755,195	6,596,102	35.2%
Balance Sheet Data:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	$ 73,554	$ 46,912	$ 26,642	56.8%
Total assets	578,262	489,958	88,304	18.0%
Total debt (current and long-term)	211,933	130,683	81,250	62.2%
Total shareholders' equity	353,533	348,242	5,291	1.5%
Other Data:				
(U.S. dollars in thousands)				
Net cash flow provided by operating activities	$ 90,068	$ 88,230	$ 1,838	2.1%
Net cash flow used in investing activities	(82,840)	(268,072)	185,232	(69.1%)
Net cash provided by financing activities	19,414	219,323	(199,909)	(91.1%)
EBITDA[1]	$100,845	$91,743	$ 9,102	9.9%

(1) EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, plus amortization of nonvested stock compensation, and amortization of the value of time charters acquired which is included as a component of other long-term assets or fair market of time charters acquired. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31,	
	2006	2005
(U.S. dollars in thousands, except for per share amounts)		
Net income	$ 63,522	$54,482
Net interest expense	6,906	14,264
Amortization of value of time charter acquired*	1,850	398
Amortization of nonvested stock compensation	1,589	277
Depreciation and amortization	26,978	22,322
EBITDA	$100,845	$91,743

*Amortization of liability or asset of time charter acquired is an (increase) reduction of revenue.

Results of Operations

Revenues—For 2006, revenues grew 13.9% to $133.2 million versus $116.9 million for 2005. Revenues in both periods consisted of charterhire payments for our vessels. The increase in revenues was due primarily to the operation of a larger fleet.

The average TCE rate of our fleet declined by 2.1% to $20,455 a day for 2006 from $20,903 a day for 2005 mostly due to lower charter rates achieved on the five handysize vessels on time charter to Lauritzen Bulkers. The five vessels were renewed under a time charter with Lauritzen Bulkers in the third quarter of 2006 at a lower charter rate than the previous time charter. Furthermore, lower charter rates were realized on the Genco Leader, which was subject to lower overall spot market in 2006 versus 2005.

For 2006 and 2005, we had ownership days of 6,363.1 days and 5,396.1 days, respectively. Fleet utilization remained static at 99.3% in 2006 versus 99.2% in 2005, respectively.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2006 and 2005, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters that require the charterer to bear all of those expenses.

For 2006 and 2005, voyage expenses were $4.7 million and $4.3 million, respectively, and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. For 2006 and 2005, vessel operating expenses were $20.9 million and $15.1 million, respectively. The increase in vessel operating expenses year over year was due mostly to the fact that our operations had not fully ramped up in 2005 and our fleet expanded during 2006 as compared to 2005.

The average daily vessel operating expenses for our fleet were $3,285 and $2,805 per day for 2006 and 2005, respectively. As 2005 was our initial period of operations for the majority of our fleet, we believe 2006 is more reflective of our daily vessel operating expenses. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

General and Administrative Expenses—For 2006 and 2005, general and administrative expenses were $8.9 million and $4.9 million, respectively. General and administrative expenses increased as a result of the expansion of our fleet and the costs associated with running a public company for a full twelve-month period, including the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, incremental director and employee compensation, and costs related to compliance with the Sarbanes-Oxley Act of 2002.

Management Fees—We incur management fees to third-party technical management companies that include such services as the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For 2006 and 2005, management fees were $1.4 million and $1.5 million, respectively.

Depreciation and Amortization—For 2006 and 2005, depreciation and amortization charges were $27.0 million and $22.3 million, respectively. The increase primarily was due to the growth in our fleet during 2006 as compared to 2005.

Other (Expense) Income—

(Loss) Income from Derivative Instruments—For 2006, income from derivative instruments was $0.1 million and is due solely to the gain in value during the time the 5.075% and 5.25% Swaps had not been designated against our debt. For 2005, we had no derivative instruments in place that resulted in income from derivative instruments.

Net Interest Expense—For 2006 and 2005, net interest expense was $6.9 million and $14.3 million, respectively. Net interest expense consisted mostly of interest payments made under our 2005 Credit Facility for the 2006 period. For the 2005 period, net interest expense consisted mostly of interest payments made under our Original Credit Facility entered into on December 3, 2004 and the 2005 Credit Facility. Additionally, interest income as well as amortization of deferred financing costs related to our credit facilities is included in both periods. The decrease in net interest expense for 2006 versus 2005 was mostly a result of a charge of $4.1 million in 2005 which is associated with the write-down of unamortized deferred bank charges related to our Original Credit Facility, lower interest margin and a lower debt outstanding under our 2005 Credit Facility.

Liquidity and Capital Resources

To date, we have financed our capital requirements with cash flow from operations, equity contributions and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures, the repayment of bank debt and the associated interest expense and the payment of dividends. We will require capital to fund ongoing operations, acquisitions and debt service. We expect to rely on operating cash flows as well as long-term borrowings to implement our growth plan and continue our dividend policy. In October 2007, the Company closed on an equity offering of 3,358,209 shares of our common stock (with the exercise of the underwriters' over-allotment option) at an offering price of $67 per share. The Company received net proceeds of $213.9 million after deducting underwriters' fees and expenses. The Company has repaid a portion of the outstanding balance under the 2007 Credit Facility with proceeds from the offering. We also may consider debt and additional equity financing alternatives from time to time.

In connection with the agreement to acquire nine Capesize vessels announced on July 18, 2007 and the additional acquisition of three Supramax and three Handysize vessels announce in August 2007, the Company entered into the 2007 Credit Facility on July 20, 2007 to fund acquisitions and the repayment of all other existing debt under the 2005 Credit Facility and Short-Term Line. We anticipate that internally generated cash flow and borrowings under our 2007 Credit Facility will be sufficient to fund the operations of our fleet, including our working capital requirements for the foreseeable future. The Company anticipates primarily utilizing its 2007 Credit Facility as well as internally generated cash flow to fund the acquisition of the remaining four Capesize vessels, but may also consider debt (including convertible securities) and equity financing alternatives.

Dividend Policy

Our dividend policy is to declare quarterly distributions to shareholders by each February, May, August and November, which commenced in November 2005, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. The following table summarizes the dividends declared based on the results of the respective fiscal quarter:

	Dividend Per Share	Declaration Date
Fiscal Year Ended December 31, 2007		
4th Quarter	**$0.85**	**2/13/08**
3rd Quarter	**$0.66**	**10/25/07**
2nd Quarter	**$0.66**	**7/26/07**
1st Quarter	**$0.66**	**4/26/07**
Fiscal Year Ended December 31, 2006		
4th Quarter	$0.66	2/8/07
3rd Quarter	$0.60	10/26/06
2nd Quarter	$0.60	7/27/06
1st Quarter	$0.60	4/27/06

The aggregate amount of the dividend paid in 2007, 2006 and 2005 was $69.6 million, $61.0 million and $15.2 million, respectively, which we funded from cash on hand. However, in the future, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends.

The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders that meet certain holding period and other requirements (through 2010). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Cash Flow

Net cash provided by operating activities for 2007 and 2006 was $120.9 million and $90.1 million, respectively. The increase was primarily due to the operation of a larger fleet, which contributed to increases in net income, depreciation, accounts payable, and deferred revenues. These increases were also due to an unrealized loss of $1.5 million associated with the forward currency contract in place at December 31, 2007 and $9.9 million in realized losses associated with Jinhui investing activities, offset by an unrealized gain of $10.2 million on the currency translation associated with the Jinhui investment. Furthermore there was a $27.0 million gain related to the sale of the Genco Commander and the Genco Glory for 2007. Net cash provided by operating activities for 2007 was a result primarily of net income of $106.8 million, less the gain from the sale of the Genco Commander and the Genco Glory of $27.0 million, plus depreciation and amortization charges of $34.4 million. Net cash provided by operating activities for 2006 increased 2.1% to $90.1 million from $88.2 million in 2005. The increase primarily was due to higher net income and depreciation and amortization in 2006 due to the operation of a larger fleet. Net cash from operating activities for the year ended December 31, 2006 was primarily a result of recorded net income of $63.5 million, and depreciation and amortization charges of $27.0 million. For 2005, net cash provided from operating activities was primarily a result of recorded net income of $54.5 million, depreciation and amortization charges of $22.3 million, and amortization of deferred financing costs of $4.6 million.

Net cash used in investing activities increased to $984.4 million for 2007 from $82.8 for 2006. For 2007, the cash used in investing activities related primarily to the purchase of $115.6 million of Jinhui stock, the purchase price of vessels of $764.6 million, and deposits made on vessels to be acquired of $150.3 million, offset by proceeds received from the sale of the Genco Commander and the Genco Glory of $56.5 million. For 2006, the cash used in investing activities related primarily to the purchase of three vessels for $81.6 million. The majority of our initial fleet was acquired in 2005 and as a result net cash used in investing activities was $268.1 million for 2005. For 2005, the cash used in investing activities relating to the acquisition of ten vessels was $267.0 million.

Net cash provided by financing activities for 2007 and 2006 was $861.4 million and $19.4 million, respectively. For 2007, net cash provided by financing activities consisted of the drawdown of $77.0 million related to the purchase of shares of Jinhui stock, $213.9 million in proceeds received from the equity offering, the drawdown of $1,193.0 million on our 2007 Credit Facility related to the completion of nine vessel acquisitions and deposits on six vessels to be acquired, the refinancing of our prior credit facilities for $288.9 million, repayment of $257.0 million under our new credit facility from proceeds received from the equity offering and the sale of vessels, and the payment of cash dividends of $69.6 million. For 2006, net cash used by financing activities consisted mostly of the payment of cash dividends of $61.0 million offset by $81.3 million of proceeds from our 2005 Credit Facility used to acquire three vessels. Net cash provided by financing activities for the year ended 2005 was $219.3 million. For 2005, the primary sources of net cash provided by financing activities were net proceeds from our initial public equity offering of $230.3 million and $130.7 million in net borrowings under our 2005 Credit Facility. In addition, we retired the $357.0 million outstanding under our Original Credit Facility and paid cash dividends of $15.2 million.

2007 Credit Facility

On July 20, 2007, the Company entered into the 2007 Credit Facility for the purpose of acquiring the nine new Capesize vessels and refinancing the Company's existing 2005 Credit Facility and Short-Term Line. DnB Nor Bank ASA is Mandated Lead Arranger, Bookrunner, and Administrative Agent. The Company has used borrowings under the 2007 Credit Facility to repay amounts outstanding under the 2005 Credit Facility and the Short-Term Line, which have been terminated. The maximum amount that may be borrowed under the 2007 Credit Facility is $1,377 million. Lastly, the Company, as required, pledged all of the Jinhui shares it has purchased as collateral against the 2007 Credit Facility. As of December 31, 2007, $441.0 million remains available to fund future vessel acquisitions. The Company may borrow up to $50 million of the $441.0 million for working capital purposes. As of February 26, 2008, after repayment of $43 million of borrowings due to the sale of the Genco Trader and additional borrowings of $151.5 million for the acquisition of the Genco Champion and Genco Constantine during the first quarter of 2008, $332.5 million remains available to fund future vessel acquisitions.

Under the 2007 Credit Facility, subject to the conditions set forth in the credit agreement, the Company may borrow an amount up to $1,377 million. Amounts borrowed and repaid under the 2007 Credit Facility may be reborrowed. The 2007 Credit Facility has a maturity date of July 20, 2017, or ten years from the signing date of the 2007 Credit Facility.

Loans made under the 2007 Credit Facility may be used for the following:

- up to 100% of the en bloc purchase price of $1,111 million for nine modern drybulk Capesize vessels, which the Company has agreed to purchase from companies within the Metrostar Management Corporation group;
- repayment of amounts previously outstanding under the Company's 2005 Credit Facility, or $206.2 million;
- the repayment of amounts previously outstanding under the Company's Short-Term Line, or $77 million;
- possible acquisitions of additional dry bulk carriers between 25,000 and 180,000 dwt that are up to ten years of age at the time of delivery and not more than 18 years of age at the time of maturity of this credit facility;
- up to $50 million of working capital; and
- the issuance of up to $50 million of standby letters of credit. At December 31, 2007, there were no letters of credit issued under the 2007 Credit Facility.

All amounts owing under the 2007 Credit Facility are secured by the following:

- cross-collateralized first priority mortgages of each of the Company's existing vessels and any new vessels financed with the new credit facility;
- an assignment of any and all earnings of the mortgaged vessels;
- an assignment of all insurances of the mortgaged vessels;
- a first priority perfected security interest in all of the shares of Jinhui owned by the Company;
- an assignment of the shipbuilding contracts and an assignment of the shipbuilder's refund guarantees meeting the Administrative Agent's criteria for any additional newbuildings financed under the new credit facility; and
- a first priority pledge of the Company's ownership interests in each subsidiary guarantor.

The Company has completed a pledge of its ownership interests in the subsidiary guarantors that own the nine Capesize vessels to be acquired. The other collateral described above was pledged, as required, within thirty days of the effective date of the 2007 Credit Facility.

The Company's borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period elected by the Company of one, three, or six months, or longer if available, plus the Applicable Margin (which is 0.90% per annum for the first five years of the 2007 Credit Facility and 0.95% thereafter). If the Company's ratio of Total Debt to Total Capitalization (each as defined in the credit agreement for the 2007 Credit Facility) is less than 70%, the Applicable Margin decreases to 0.85% and 0.90%, respectively. In addition to other fees payable by the Company in connection with the 2007 Credit Facility, the Company paid a commitment fee at a rate of 0.20% per annum of the daily average unutilized commitment of each lender under the facility until September 30, 2007, and 0.25% thereafter.

The 2007 Credit Facility will be subject to ten consecutive semi-annual reductions of 7.0% of the total amount of credit granted under the new facility, with the first reduction occurring on the fifth anniversary of the signing date and a balloon payment reduction of 30% on the maturity date. The Company may prepay the 2007 Credit Facility, without penalty, with two days' notice for LIBOR rate advances, in minimum amounts of $10 million together with accrued interest on the amount prepaid.

The 2007 Credit Facility includes the following financial covenants which will apply to the Company and its subsidiaries on a consolidated basis and will be measured at the end of each fiscal quarter beginning with June 30, 2007:

- The leverage covenant requires the maximum average net debt to EBITDA to be a ratio of at least 5.5:1.0.
- Cash and cash equivalents must not be less than $0.5 million per mortgaged vessel.
- The ratio of EBITDA to interest expense, on a rolling last four-quarter basis, must be no less than 2.0:1.0.
- After July 20, 2007, consolidated net worth must be no less than $263,300 plus 80% of the value of the any new equity issuances of the Company from June 30, 2007. Based on the equity offering completed in October 2007, this would require the consolidated net worth to be no less than approximately $434.4 million.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 130% of the aggregate outstanding principal amount under the new credit facility plus all letters of credit outstanding; the Company has a 30-day remedy period to post additional collateral or reduce the amount of the revolving loans and/or letters of credit outstanding.

Other covenants in the 2007 Credit Facility are substantially similar to the covenants in the Company's previous credit facilities. As of December 31, 2007, the Company has been in compliance with these covenants since the inception of the facility.

The Company can continue to pay cash dividends in accordance with its dividend policy and certain terms of the credit agreement so long as no event of default has occurred and is continuing and no event of default will occur as a result of the payment of such dividend. In addition, the 2007 Credit Facility was amended as of February 13, 2008 to permit the Company to implement its share repurchase program, which was recently approved by its board of directors. Under this amendment, the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. For further details of our share repurchase program, see Note 21—Subsequent Events to our financial statements.

Due to refinancing of the Company's previous facilities, the Company incurred a non-cash write-off of the unamortized deferred financing cost in the amount of $3.6 associated with the Company's previous facilities.

Short-Term Line—Refinanced by the 2007 Credit Facility

On May 3, 2007, the Company entered into a short-term line of credit facility under which DnB NOR Bank ASA, Grand Cayman Branch and Nordea Bank Norge ASA, Grand Cayman Branch are serving as lenders (the "Short-Term Line"). The Short-Term Line was used to fund a portion of acquisitions we made of in the shares of capital stock of Jinhui. Under the terms of the Short-Term Line, we were allowed to borrow up to $155 million for such acquisitions, and we had borrowed a total of $77.0 million under the Short-Term Line prior to its refinancing. The term of the Short-Term Line was for 364 days, and the interest on amounts drawn was payable at the rate of LIBOR plus a margin of 0.85% per annum for the first six-month period and LIBOR plus a margin of 1.00% for the remaining term. We were obligated to pay certain commitment and administrative fees in connection with the Short-Term Line. The Company, as required, pledged all of the Jinhui shares it has purchased as collateral against the Short-Term Line. The Short-Term Line incorporated by reference certain covenants from our 2005 Credit Facility.

The Short-Term Line was refinanced in July 2007 by the 2007 Credit Facility.

2005 Credit Facility—Refinanced by the 2007 Credit Facility

The Company's 2005 Credit Facility, initially for $450.0 million, was with a syndicate of commercial lenders consisting of Nordea Bank Finland Plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited. The 2005 Credit Facility was used to refinance our indebtedness under our Original Credit Facility, and was used to acquire vessels. Under the terms of our 2005 Credit Facility, borrowings in the amount of $106.2 million were used to repay indebtedness under our Original Credit Facility, and additional net borrowings of $100 million were obtained to fund vessel acquisitions. In July 2006, the Company increased the line of credit by $100 million to a total facility of $550 million.

Additionally, on February 7, 2007, we reached an agreement with our lenders to allow us to increase the amount of the 2005 Credit Facility by $100 million, for a total maximum availability of $650 million. We had the option to increase the facility amount by $25 million increments up to the additional $100 million, so long as at least one bank within the syndicate agreed to fund such increase. Any increase associated with this agreement was generally governed by the existing terms of the 2005 Credit Facility, although we and any banks providing the increase may agree to vary the upfront fees, unutilized commitment fees, or other fees payable by us in connection with the increase.

The 2005 Credit Facility was refinanced in July 2007 with the 2007 Credit Facility.

Interest Rate Swap Agreements and Forward Freight Agreements

The Company has entered into eight interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $631.2 million and the swaps have specified rates and durations. The following table summarizes the interest rate swaps in place as of December 31, 2007 and 2006:

Interest Rate Swap Detail				December 31, 2007	December 31, 2006
Trade Date	Fixed Rate	Start Date of Swap	End Date of Swap	Notional Amount Outstanding	Notional Amount Outstanding
9/6/05	4.485%	9/14/05	7/29/15	$106,233	$106,233
3/29/06	5.25%	1/2/07	1/1/14	50,000	50,000
3/24/06	5.075%	1/2/08	1/2/13	50,000	50,000
9/7/07	4.56%	10/1/07	12/31/09	75,000	
7/31/07	5.115%	11/30/07	11/30/11	100,000	
8/9/07	5.07%	1/2/08	1/3/12	100,000	
8/16/07	4.985%	3/31/08	3/31/12	50,000	
8/16/07	5.04%	3/31/08	3/31/12	100,000	
				$631,233	$206,233

The differential to be paid or received for these swap agreements are recognized as an adjustment to interest expense as incurred. The Company is currently utilizing cash flow hedge accounting for the swaps whereby the effective portion of the change in value of the swaps is reflected as a component of Other Comprehensive Income ("OCI"). The ineffective portion is recognized as income or (loss) from derivative instruments which is a component of other (expense) income. For any period of time that the Company did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation was recognized as income or (loss) from derivative instruments and was listed as a component of other expense.

The interest income pertaining to the interest rate swaps for 2007 and 2006 was $1.0 million and $0.6 million, respectively.

The swap agreements, with effective dates prior to December 31, 2007, synthetically convert the variable rate of the debt to the fixed interest rate of swap plus the Applicable Margin (which is 0.85% per annum for the first five years of the new credit facility and 0.90% thereafter). If the Company's ratio of Total Debt to Total Capitalization (each as defined in the credit agreement for the 2007 Credit Facility) is greater than or equal to 70%, the Applicable Margin increases to 0.90% for the first five years and 0.95% thereafter.

The liability associated with the swaps at December 31, 2007 is $21.0 million and $0.8 million at December 31, 2006, and are presented as the fair value of derivatives on the balance sheet. The asset associated with the swaps at December 31, 2006 was $4.5 million and there were no swaps in an asset position at December 31, 2007, and are presented as the fair value of derivatives on the balance sheet. As of December 31, 2007 and December 31, 2006, the Company has accumulated OCI of ($21.1) million and $3.5 million, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in income or (loss) from derivative instruments of ($0.1) million for 2007. The change in value of the swaps prior to being designated resulted in income or (loss) from derivative instruments of $0.1 million for 2006. At December 31, 2007, ($3.1) million of OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

During January 2008, the Company entered into a $50 million dollar interest rate swap at a fixed interest rate of 2.89%, plus the Applicable Margin and is effective February 1, 2008 and ends on February 1, 2011. The Company has elected to utilize hedge accounting for this interest rate swap.

The Company has entered into a number of short-term forward currency contracts to protect the Company from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described above under the heading "Short-term investments" in Note 2 of our financial statements. The Company had a forward currency contract in place for a notional amount of 685.1 million NOK (Norwegian Kroner) or $124.6 million, which matured on January 17, 2008. As forward contracts expire, the Company continues to enter into new forward currency contracts for the cost basis of the Short-term investment, excluding commissions. However, the hedge is limited to the lower of the cost basis or the market value at time of designation. As February 19, 2008, the Company has a forward currency contract for the notional amount of 739.2 million NOK for $135.6 million. Effective August 16, 2007, the Company has elected hedge accounting for such forward currency contracts, the application of which is described under the subheading "Currency risk management" on page 37. For 2007, the net losses (realized and unrealized) of $1.2 million related to the forward currency contracts and to the hedged translations gain on the cost basis of the Jinhui stock are reflected as (loss) income from derivative instruments and are included as a component of other expense. The short-term liability associated with the forward currency contract at December 31, 2007 is $1.4 million and is presented as the fair value of derivatives on the balance sheet and is included in the net loss from derivative instruments in the income statement.

As part of our business strategy, we may enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. These arrangements may include future contracts, or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2007.

Interest Rates

The effective interest rate associated with the interest expense for the 2005 Credit Facility, the Short-Term Line and the 2007 Credit Facility, and including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities for 2007 was 6.25%. The effective interest rate associated with the interest expense for the 2005 Credit Facility, and including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities for 2006, was 6.75%. The interest rate on the debt, excluding the unused commitment fees, ranged from 5.54% to 6.66% and from 6.14% to 6.45% for 2007 and 2006, respectively.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates that are reflective of the subsequent events as described in Note 21—Subsequent Events to our financial statements. These events include the interest rate swap entered into on January 2008 for $50 million at a fixed rate of 2.89% plus the Applicable Margin from February 1, 2008 to February 1, 2011, the repayment of $43 million repayment of debt associated with the sale of the Genco Trader included in the commitment table as due with in one year, as well as additional borrowings of $151.5 million for the completed acquisition of the Genco Champion and Genco Constantine during the first quarter of 2008. Additionally, the table incorporates the agreement to acquire the remaining four Capesize vessels for $385.6 million, inclusive of commissions, and the employment agreement entered into in September 2007 with our Chief Financial Officer, John Wobensmith. The Company plans to fund the remaining acquisitions with the remaining availability under the credit facility and cash generated from operations. The interest and fees are also reflective of the 2007 Credit Facility and the interest rate swap agreements as discussed above under "Interest Rate Swap Agreements and Forward Freight Agreements."

	Total	Within One Year[1]	One to Three Years	Three to Five Years	More than Five Years
(U.S. dollars in thousands)					
2007 Credit Facility	$1,087,500	$43,000	$ —	$ —	$1,044,500
Remainder of purchase price of acquisitions[2]	$ 385,600	$96,800	$288,800	$ —	$ —
Interest and borrowing fees	$ 412,704	$53,843	$107,643	$100,708	$ 150,510
Executive employment agreement	$ 636	$ 370	$ 266	$ —	$ —
Office lease	$ 6,636	$ 486	$ 982	$ 1,036	$ 4,132

(1) Represents the twelve-month period ending December 31, 2008 and includes the $43 million repayment of debt associated with the sale of the Genco Trader.

(2) The timing of these obligations are based on estimated delivery dates for the remaining four Capesize vessels which are currently being constructed and the obligation is inclusive of the commission due to brokers upon purchase of the vessels.

Interest expense has been estimated using the fixed hedge rate for the effective period and notional amount of the debt which is effectively hedged and 3.125% for the portion of the debt that has no designated swap against it, plus the applicable bank margin of 0.85% in the first five years of the 2007 Credit Facility and 0.90% in the last five years, as long as the ratio of Total Debt to Total Capitalization as defined in the 2007 Credit Facility remains below 70%. If the ratio of Total Debt to Total Capitalization is equal to or greater than 70% then the applicable margin is increased to 0.90% in the first five years of the 2007 Credit Facility and 0.95% in the last five years. The Company is obligated to pay certain commitment fees in connection with the 2007 Credit Facility.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our fleet currently consists of five Capesize drybulk carriers, six Panamax drybulk carriers, three Supramax drybulk carriers, six Handymax drybulk carriers and eight Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and scheduled off-hire days for our fleet through 2009 to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
	(U.S. dollars in millions)	
2008	$4.6	140
2009	3.7	100

The costs reflected are estimates based on drydocking our vessels in China. We estimate that each drydock will result in 20 days of off-hire. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations.

During 2007, we completed drydockings for the Genco Surprise, the Genco Wisdom, the Genco Prosperity, the Genco Reliance and Genco Success at a combined cost of $3.5 million.

During 2006, we completed drydockings for the Genco Trader, the Genco Marine, the Genco Muse, Genco Carrier and Genco Glory at a combined cost of $3.2 million.

We estimate that five of our vessels will be drydocked during 2008, and an additional seven vessels in 2009 of which one will be drydocked during the first quarter of 2008.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs. However, the Company expects its 2009 budget to increase based on the anticipated increased cost for crewing and lubes.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our consolidated financial statements included in this annual report.

Revenue and Voyage Expense Recognition—Revenues are generated from time charters. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by us.

We record time charter revenues over the term of each charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of each time charter. We recognize vessel operating expenses when incurred.

In December 2005 and February 2006, respectively, the Genco Trader and Genco Leader entered into the Baumarine Panamax Pool. Vessel pools, such as the Baumarine Panamax Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the charterer and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these two vessels was subject to the fluctuations of the spot market. In December 2006 and January 2007, respectively, the Genco Trader and Genco Leader exited the Baumarine Panamax Pool.

Our standard time charter contracts with our customers specify certain performance parameters, which if not met can result in customer claims. As of December 31, 2007, we had no reserve, and as of December 31, 2006, we had a reserve $0.2 million against due from charterers' balance and an additional reserve of $0.7 million and $0.6 million, respectively. Both reserves are associated with estimated customer claims against us including time charter performance issues.

Short-Term Investments—The Company holds an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as available-for-sale and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of OCI. Effective August 16, 2007, the Company has elected hedge accounting for forward currency contracts in place associated with the cost basis of the Jinhui shares and therefore the unrealized currency gain or loss associated with Jinhui cost basis will now be reflected in the income statement as a component of income or (loss) from derivative instruments to offset the gain or loss associated with these forward currency contracts. The cost of securities when sold is based on the specific identification method. Realized gains and losses on the sale of these securities will be reflected in the consolidated statement of operations in other (expense) income. Additionally, the realized gain or loss on the forward currency contracts is reflected in the Consolidated Statement of Cash Flows as an investing activity and is reflected in the caption Payments on forward currency contracts, net.

Short-term investments are reviewed periodically to identify possible other-than-temporary impairment. When evaluating the investments, the Company reviews factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuers assets and liabilities, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss.

Vessel Acquisitions—When we enter into an acquisition transaction, we determine whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

When a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Depreciation—We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels to be based upon $175 per lightweight ton. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

Impairment of Long-Lived Assets—We follow Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates, scrap values, future drydock costs and vessel operating costs are included in this analysis.

Deferred Drydocking Costs—Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and depreciate these costs on a straight-line basis over the period between drydockings. Capitalized drydocking costs include actual costs incurred at the drydock yard; cost of parts that are believed to be reasonably likely to reduce the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Derivative Financial Instruments—

Interest Rate Risk Management—The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to borrowings for the purpose of acquiring drybulk vessels. These borrowings are subject to a variable borrowing rate. The Company uses forward starting pay-fixed receive-variable interest rate swaps to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of OCI.

For the portion of the forward interest rate swaps that are not effectively hedged, the change in the value and the rate differential to be paid or received is recognized as income or (expense) from derivative instruments and is listed as a component of other expense until such time the Company has obligations against which the swap is designated and is an effective hedge.

Currency Risk Management—The Company currently holds an investment in Jinhui shares that are traded on the Oslo Stock Exchange located in Norway, and as such, the Company is exposed to the impact of exchange rate changes on this available-for-sale security denominated in Norwegian Kroner. The Company's objective is to manage the impact of exchange rate changes on its earnings and cash flow in relation to its cost basis associated with its short-term investments. The Company uses foreign currency forward contracts to protect its original investment from changing exchange rates.

The change in the value in the forward currency contracts is recognized as income or (expense) from derivative instruments and is listed as a component of other expense. Effective August 16, 2007, the Company elected to utilize fair value hedge accounting for these instruments whereby the change in the value in the forward contracts continues to be recognized as income or (expense) from derivative instruments and is listed as a component of other expense. Fair value hedge accounting then accelerates the recognition of the effective portion of the currency translation gain or (loss) on the Available for Sale Security from August 16, 2007 into income or (expense) from derivative instruments and is listed as a component of other expense. Time value of the forward contracts are excluded from effectiveness testing and recognized currently in income.

Income Taxes—Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the ownership of our common stock prior to our initial public offering on July 22, 2005 as discussed in Note 1 of our financial statements, we qualified for exemption from income tax for 2005 under Section 883, since we were a Controlled Foreign Corporation ("CFC") and satisfied certain other criteria in the Section 883 regulations. We were a CFC, as defined in the Code, since until the initial public offering on July 22, 2005, over 50% of our stock was owned by United States holders each of whom owned ten percent or more of our voting stock, or US 10% Owners. During that time, approximately 93% of our common stock was held by US 10% Owners.

Based on the publicly traded requirement of the Section 883 regulations, we believe that the Company qualified for exemption from income tax for 2007 and 2006. In order to meet the publicly traded requirement, our stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock ("5% shareholders") own, in the aggregate, 50% or more of our common stock for more than half the days of the year. We believe that during 2007 and 2006, the combined ownership of our 5% shareholders did not equal 50% or more of our common stock for more than half the days of 2007 and 2006. However, if our 5% shareholders were to increase their ownership to 50% or more of our common stock for more than half the days of 2008 or any future taxable year, we may not be eligible to claim exemption from tax under Section 883 for that taxable year. We can therefore give no assurance that changes and shifts in the ownership of our stock by 5% shareholders will not preclude us from qualifying for exemption from tax in 2008 or in future years.

If the Company does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Interest Rate Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. We held eight interest rate risk management instruments at December 31, 2007 and three interest rate risk management instruments at December 31, 2006, in order to manage future interest costs and the risk associated with changing interest rates.

The Company has entered into eight interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $631.2 million, and the swaps have specified rates and durations. The following table summarizes the interest rate swaps in place as of December 31, 2007 and 2006:

Interest Rate Swap Detail				**December 31, 2007**	December 31, 2006
Trade Date	Fixed Rate	Start Date of Swap	End Date of Swap	**Notional Amount Outstanding**	Notional Amount Outstanding
9/6/05	4.485%	9/14/05	7/29/15	**$106,233**	$106,233
3/29/06	5.25%	1/2/07	1/1/14	**50,000**	50,000
3/24/06	5.075%	1/2/08	1/2/13	**50,000**	50,000
9/7/07	4.56%	10/1/07	12/31/09	**75,000**	
7/31/07	5.115%	11/30/07	11/30/11	**100,000**	
8/9/07	5.07%	1/2/08	1/3/12	**100,000**	
8/16/07	4.985%	3/31/08	3/31/12	**50,000**	
8/16/07	5.04%	3/31/08	3/31/12	**100,000**	
				$631,233	$206,233

The swap agreements, with effective dates prior to December 31, 2007 synthetically convert variable rate debt the fixed interest rate of swap plus the Applicable Margin (which is 0.85% per annum for the first five years of the new credit facility and 0.90% thereafter). If the Company's ratio of Total Debt to Total Capitalization (each as defined in the credit agreement for the 2007 Credit Facility) is equal to or greater than 70%, the Applicable Margin increases to 0.90% for the first five years and 0.95% thereafter.

The liability associated with the swaps at December 31, 2007 is $21.0 million and $0.8 million at December 31, 2006, and are presented as the fair value of derivatives on the balance sheet. The asset associated with the swaps at December 31, 2006 was $4.5 million and there were no swaps in an asset position at December 31, 2007, and are presented as the fair value of derivatives on the balance sheet. As of December 31, 2007 and 2006, the Company has accumulated OCI of ($21.1) million and $3.5 million, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in income or (loss) from derivative instruments of ($0.1) million for 2007. The change in value of the swaps prior to being designated resulted in income or (loss) from derivative instruments of $0.1 million for 2006. At December 31, 2007, ($3.1) million of OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

During January 2008, the Company entered into a $50 million dollar interest rate swap at a fixed interest rate of 2.89%, plus the Applicable Margin and is effective February 1, 2008 and ends on February 1, 2011. The Company has elected to utilize hedge accounting for this interest rate swap.

Derivative Financial Instruments

The Company entered into eight interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $631.2 million, and the swaps have specified rates and durations. See "Interest Rate Risk" above. Also note that during January 2008, the Company entered into a $50 million interest rate swap at a fixed interest rate of 2.89%, plus the Applicable Margin, and is effective February 1, 2008 and ends on February 1, 2011. The Company has elected to utilize hedge accounting for this interest rate swap

The differential to be paid or received for these swap agreements are recognized as an adjustment to interest expense as incurred. The Company is currently utilizing cash flow hedge accounting for the swaps whereby the effective portion of the change in value of the swaps is reflected as a component of OCI. The ineffective portion is recognized as income or (loss) from derivative instruments which is a component of other (expense) income. For any period of time that the Company did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation was recognized as income or (loss) from derivative instruments and was listed as a component of other (expense) income.

Amounts receivable or payable arising at the settlement of hedged interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist. Amounts receivable or payable arising at the settlement of unhedged interest rate swaps are reflected as income or expense from derivative instruments and is listed as a component of other (expense) income.

The interest income pertaining to the interest rate swaps for 2007 and 2006 was $1.0 million and $0.6 million, respectively.

The swap agreements, with effective dates prior to December 31, 2007 synthetically convert the variable rate of the debt to the fixed interest rate of swap plus the Applicable Margin (which is 0.85% per annum for the first five years of the new credit facility and 0.90% thereafter). If the Company's ratio of Total Debt to Total Capitalization (each as defined in the credit agreement for the 2007 Credit Facility) is greater than or equal to 70%, the Applicable Margin increases to 0.90% for the first five years and 0.95% thereafter.

The asset associated with the swaps at December 31, 2006 was $4.5 million and there were no swaps in an asset position at December 31, 2007, and are presented as the fair value of derivatives on the balance sheet. The liability associated with the swaps at December 31, 2007 is $21.0 million and $0.8 million at December 31, 2006, and are presented as the fair value of derivatives on the balance sheet. As of December 31, 2007 and December 31, 2006, the Company has accumulated OCI of ($21.1) million and $3.5 million, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in income or (loss) from derivative instruments of ($0.1) million for 2007. The change in value of the swaps prior to being designated resulted in income or (loss) from derivative instruments of $0.1 million for 2006. At December 31, 2007, ($3.1) million of OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

The Company has entered into a number of short-term forward currency contracts to protect the Company from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described above under the heading "Short-term investments" in Note 2 of our financial statements. For further information on these forward currency contracts, please see page 33 under the heading "Interest Rate Swap Agreements and Forward Freight Agreements."

We are subject to market risks relating to changes in interest rates because we have significant amounts of floating rate debt outstanding. For 2007, we paid LIBOR plus 0.85% on the 2007 Credit Facility, LIBOR plus 0.95% on the 2005 Credit Facility and LIBOR plus 0.85% on the Short-Term Line for the debt in excess of any designated swap's notional amount for the respective swap's effective period. For each effective swap, the interest rate is fixed at the fixed interest rate of swap plus the applicable margin on the respective debt in place. For 2006, we paid LIBOR plus 0.95% for the debt in excess of any designated swap's notional amount for the respective swap's effective period. A 1% increase in LIBOR would result in an increase of $1.7 million in interest expense for 2007, considering the increase would be only on the unhedged portion of the debt for which the rate differential on the respective swap is not in effect.

Foreign Exchange Rate Risk

The international shipping industry's functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

The Company has entered into a number of short-term forward currency contracts to protect the Company from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described above under the heading "Short-term investments" in Note 2 of our financial statements. For further information on these forward currency contracts, please see page 32 under the heading "Interest Rate Swap Agreements and Forward Freight Agreements."

Upon maturation of the forward currency contract in place for 685.1 NOK million at December 31, 2007, a 1% change in the value of the Norwegian Kroner could result in a currency gain or loss of $1.3 million. However, since the Company is utilizing hedge accounting on the cost basis of the Jinhui stock, the effective portion of the currency translation gain or (loss) on the Available for Sale Security is netted against the fluctuation in the currency gain or loss on the forward currency contract itself to the extent of the hedged notional amount.

Genco Shipping & Trading Limited

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and December 31, 2006

(U.S. dollars in thousands, except share data)

	December 31,	
	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 71,496**	$ 73,554
Short-term investments	**167,524**	—
Vessel held for sale	**16,857**	9,450
Due from charterers, net	**2,343**	471
Prepaid expenses and other current assets	**9,374**	4,643
Total current assets	**267,594**	88,118
Noncurrent assets:		
Vessels, net of accumulated depreciation of $71,341 and $43,769, respectively	**1,224,040**	476,782
Deposits on vessels	**149,017**	—
Deferred drydock, net of accumulated depreciation of $941 and $366, respectively	**4,552**	2,452
Other assets, net of accumulated amortization of $288 and $468, respectively	**6,130**	4,571
Fixed assets, net of accumulated depreciation and amortization of $722 and $348, respectively	**1,939**	1,877
Fair value of derivative instruments	**—**	4,462
Total noncurrent assets	**1,385,678**	490,144
Total assets	**$1,653,272**	$578,262
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	**$ 17,514**	$ 7,784
Current portion of long-term debt	**43,000**	4,322
Deferred revenue	**8,402**	3,067
Fair value of derivative instruments	**1,448**	—
Total current liabilities	**70,364**	15,173
Noncurrent liabilities:		
Deferred revenue	**968**	395
Deferred rent credit	**725**	743
Fair market value of time charters acquired	**44,991**	—
Fair value of derivative instruments	**21,039**	807
Long-term debt	**893,000**	207,611
Total noncurrent liabilities	**960,723**	209,556
Total liabilities	**1,031,087**	224,729
Commitments and contingencies		
Shareholders' equity:		
Common stock, par value $0.01; 100,000,000 shares authorized; issued and outstanding 28,965,809 and 25,505,462 shares at December 31, 2007 and December 31, 2006, respectively	**290**	255
Paid-in capital	**523,002**	307,088
Accumulated other comprehensive income	**19,017**	3,546
Retained earnings	**79,876**	42,644
Total shareholders' equity	**622,185**	353,533
Total liabilities and shareholders' equity	**$1,653,272**	$578,262

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2007, 2006 and 2005

(U.S. dollars in thousands, except earnings per share and share data)

	For the years ended December 31,		
	2007	2006	2005
Revenues	**$185,387**	$133,232	$116,906
Operating expenses:			
Voyage expenses	**5,100**	4,710	4,287
Vessel operating expenses	**27,622**	20,903	15,135
General and administrative expenses	**12,610**	8,882	4,937
Management fees	**1,654**	1,439	1,479
Depreciation and amortization	**34,378**	26,978	22,322
Gain on sale of vessels	**(27,047)**	—	—
Total operating expenses	**54,317**	62,912	48,160
Operating income	**131,070**	70,320	68,746
Other (expense) income:			
(Loss) income from derivative instruments	**(1,265)**	108	—
Interest income	**3,507**	3,129	1,084
Interest expense	**(26,503)**	(10,035)	(15,348)
Other (expense) income	**(24,261)**	(6,798)	(14,264)
Net income	**$106,809**	$ 63,522	$ 54,482
Earnings per share—Basic	**$ 4.08**	$ 2.51	$ 2.91
Earnings per share—Diluted	**$ 4.06**	$ 2.51	$ 2.90
Weighted average common shares outstanding—Basic	**26,165,600**	25,278,726	18,751,726
Weighted average common shares outstanding—Diluted	**26,297,521**	25,351,297	18,755,195

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2007, 2006 and 2005

(U.S. dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Balance—January 1, 2005	$135	$ 72,332	$ 907	$ —	$ —	$ 73,374
Net income			54,482		54,482	54,482
Unrealized derivative gains from cash flow hedge, net				2,325	2,325	2,325
Comprehensive income					$ 56,807	
Cash dividends paid ($0.60 per share)			(15,226)			(15,226)
Capital contribution from Fleet Acquisition LLC		2,705				2,705
Issuance of common stock	118	230,187				230,305
Issuance of 174,212 shares of nonvested stock	1	(1)				—
Nonvested stock amortization		277				277
Balance—December 31, 2005	$254	$ 305,500	$ 40,163	$ 2,325		$ 348,242
Net income			63,522		63,522	63,522
Unrealized derivative gains from cash flow hedge, net				1,221	1,221	1,221
Comprehensive income					$ 64,743	
Cash dividends paid ($2.40 per share)			(61,041)			(61,041)
Issuance of 72,000 shares of nonvested stock, less forfeitures of 750 shares	1	(1)				—
Nonvested stock amortization		1,589				1,589
Balance—December 31, 2006	$255	$ 307,088	$ 42,644	$ 3,546		$ 353,533
Net income			106,809		106,809	106,809
Unrealized gain on short-term investments				38,540	38,540	38,540
Unrealized gain on currency translation on short-term investments, net				1,545	1,545	1,545
Unrealized derivative loss on cash flow hedges, net				(24,614)	(24,614)	(24,614)
Comprehensive income					$122,280	
Cash dividends paid ($2.64 per share)			(69,577)			(69,577)
Issuance of common stock, 3,358,209 shares	34	213,837				213,871
Issuance of 109,200 shares of nonvested stock, less forfeitures of 7,062 shares	1	(1)				—
Nonvested stock amortization		2,078				2,078
Balance—December 31, 2007	**$290**	**$ 523,002**	**$79,876**	**$19,017**		**$622,185**

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007, 2006 and 2005

(U.S. dollars in thousands)

	Year ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	**$ 106,809**	$ 63,522	$ 54,482
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**34,378**	26,978	22,322
Amortization of deferred financing costs	**4,128**	341	4,611
Amortization of fair market value of time charter acquired	**(5,139)**	1,850	398
Realized losses on forward currency contracts	**9,864**	—	—
Unrealized loss (gain) on derivative instruments	**80**	(108)	—
Unrealized gain on hedged short-term investment	**(10,160)**	—	—
Unrealized loss on forward currency contract	**1,448**	—	—
Amortization of nonvested stock compensation expense	**2,078**	1,589	277
Gain on sale of vessel	**(27,047)**	—	—
Change in assets and liabilities:			
(Increase) decrease in due from charterers	**(1,872)**	(252)	445
Increase in prepaid expenses and other current assets	**(2,241)**	(2,069)	(2,140)
Increase in accounts payable and accrued expenses	**6,164**	2,288	4,610
Increase (decrease) in deferred revenue	**5,908**	(1,114)	2,933
(Decrease) increase in deferred rent credit	**(19)**	264	479
Deferred drydock costs incurred	**(3,517)**	(3,221)	(187)
Net cash provided by operating activities	**120,862**	90,068	88,230
Cash flows from investing activities:			
Purchase of vessels	**(764,574)**	(81, 638)	(267,024)
Deposits on vessels	**(150,279)**	—	—
Purchase of short-term investments	**(115,577)**	—	—
Payments on forward currency contracts, net	**(9,897)**	—	—
Proceeds from sale of vessels	**56,536**	—	—
Purchase of other fixed assets	**(559)**	(1,202)	(1,048)
Net cash used in investing activities	**(984,350)**	(82, 840)	(268,072)
Cash flows from financing activities:			
Proceeds from the 2007 Credit Facility	**1,193,000**	—	—
Repayments on the 2007 Credit Facility	**(257,000)**	—	—
Proceeds from the 2005 Credit Facility, Short-Term Line and Original Credit Facility	**77,000**	81,250	371,917
Repayments on the 2005 Credit Facility, Short-Term Line and Original Credit Facility	**(288,933)**	—	(367,000)
Payment of deferred financing costs	**(6,931)**	(795)	(3,378)
Capital contributions from shareholder	—	—	2,705
Cash dividends paid	**(69,577)**	(61,041)	(15,226)
Net proceeds from issuance of common stock	**213,871**	—	230,305
Net cash provided by financing activities	**861,430**	19,414	219,323
Net (decrease) increase in cash	**(2,058)**	26,642	39,481
Cash and cash equivalents at beginning of period	**73,554**	46,912	7,431
Cash and cash equivalents at end of period	**$ 71,496**	$ 73,554	$ 46,912

See accompanying notes to consolidated financial statements.

(U.S. dollars in thousands)

1—General Information

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T") and its wholly owned subsidiaries (collectively, the "Company," "we" or "us"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T was incorporated on September 27, 2004 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of the following subsidiaries: Genco Ship Management LLC; Genco Investments LLC; and the ship-owning subsidiaries as set forth below.

The Company began operations on December 6, 2004 with the delivery of its first vessel. The Company agreed to acquire a fleet of 16 drybulk carriers from an unaffiliated third party on November 19, 2004 for approximately $421,900; these vessels were delivered during 2004 and 2005.

On October 14, 2005, the Company acquired the Genco Muse, a 2001 Handymax vessel and time charter contract for a total of $34,450 and was funded entirely by the Company's credit facility entered into on July 29, 2005 (the "2005 Credit Facility"). On July 10, 2006, the Company acquired the Genco Acheron, the Genco Commander, and the Genco Surprise for a total purchase price of $81,250, all of which were delivered in the fourth quarter of 2006. During February 2007, the Company completed the sale of the Genco Glory to Cloud Maritime S.A. for $13,004, net of commission. On July 18, 2007, the Company entered into an agreement to acquire nine Capesize vessels from companies within the Metrostar Management Corporation group for a net purchase price of $1,111,000, consisting of the value of the vessels and the liability for the below market time charter contracts acquired. On August 10 and August 13, 2007, the Company also agreed to acquire six drybulk vessels (three Supramax and three Handysize) from affiliates of Evalend Shipping Co. S.A. for a net purchase price of $336,000, consisting of the value of the vessels and the liability for the below market time charter contract acquired.

On August 15, 2007, the Company decided to sell the two oldest vessels in its fleet, the Genco Commander and the Genco Trader. On September 3, 2007, the Company reached an agreement to sell the Genco Commander, a 1994-built Handymax vessel, to Dan Sung Shipping Co. Ltd. for $44,450 less a 2% brokerage commission payable to a third party. On December 3, 2007, the Company realized a net gain of $23,472 and received net proceeds of $43,532. Lastly, on October 2, 2007, the Company reached an agreement to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd for $44,000 less a 2% brokerage commission payable to a third party. The Company expects to realize a net gain of approximately $26,200 from the sale of the vessel, which occurred first quarter of 2008. The Genco Trader is classified as held for sale at December 31, 2007. Upon completion of these acquisitions and dispositions, Genco's fleet will consist of nine Capesize, six Panamax, three Supramax, six Handymax, and eight Handysize drybulk carriers, with a total carrying capacity of approximately 2,700,000 dwt and an average age of 7 years.

Below is the list of the Company's wholly owned ship-owning subsidiaries as of December 31, 2007:

Wholly Owned Subsidiaries	Vessels Acquired	dwt	Date Delivered	Year Built	Date Sold
Genco Reliance Limited	Genco Reliance	29,952	12/6/04	1999	—
Genco Glory Limited	Genco Glory	41,061	12/8/04	1984	2/21/07
Genco Vigour Limited	Genco Vigour	73,941	12/15/04	1999	—
Genco Explorer Limited	Genco Explorer	29,952	12/17/04	1999	—
Genco Carrier Limited	Genco Carrier	47,180	12/28/04	1998	—
Genco Sugar Limited	Genco Sugar	29,952	12/30/04	1998	—
Genco Pioneer Limited	Genco Pioneer	29,952	1/4/05	1999	—
Genco Progress Limited	Genco Progress	29,952	1/12/05	1999	—
Genco Wisdom Limited	Genco Wisdom	47,180	1/13/05	1997	—
Genco Success Limited	Genco Success	47,186	1/31/05	1997	—
Genco Beauty Limited	Genco Beauty	73,941	2/7/05	1999	—
Genco Knight Limited	Genco Knight	73,941	2/16/05	1999	—
Genco Leader Limited	Genco Leader	73,941	2/16/05	1999	—
Genco Marine Limited	Genco Marine	45,222	3/29/05	1996	—
Genco Prosperity Limited	Genco Prosperity	47,180	4/4/05	1997	—
Genco Trader Limited	Genco Trader	69,338	6/7/05	1990	2/26/08
Genco Muse Limited	Genco Muse	48,913	10/14/05	2001	—
Genco Commander Limited	Genco Commander	45,518	11/2/06	1994	12/3/07
Genco Acheron Limited	Genco Acheron	72,495	11/7/06	1999	—
Genco Surprise Limited	Genco Surprise	72,495	11/17/06	1998	—
Genco Augustus Limited	Genco Augustus	180,151	8/17/07	2007	—
Genco Tiberius Limited	Genco Tiberius	175,874	8/28/07	2007	—
Genco London Limited	Genco London	177,833	9/28/07	2007	—
Genco Titus Limited	Genco Titus	177,729	11/15/07	2007	—
Genco Challenger Limited	Genco Challenger	28,428	12/14/07	2003	—
Genco Charger Limited	Genco Charger	28,398	12/14/07	2005	—
Genco Warrior Limited	Genco Warrior	55,435	12/17/07	2005	—
Genco Predator Limited	Genco Predator	55,407	12/20/07	2005	—
Genco Hunter Limited	Genco Hunter	58,729	12/20/07	2007	—
Genco Champion Limited	Genco Champion	28,445	1/2/08	2006	—
Genco Constantine Limited	Genco Constantine	180,183	2/21/08	2008	—
Genco Hadrian Limited	Genco Hadrian	170,500	Q4 2008(1)	2008(2)	—
Genco Commodus Limited	Genco Commodus	170,500	Q2 2009(1)	2009(2)	—
Genco Maximus Limited	Genco Maximus	170,500	Q2 2009(1)	2009(2)	—
Genco Claudius Limited	Genco Claudius	170,500	Q3 2009(1)	2009(2)	—

(1) Dates for vessels being delivered in the future are estimates based on guidance received from the sellers and/or the respective shipyards.

(2) Built dates for vessels delivering in the future are estimates based on guidance received from the sellers and respective shipyards.

Prior to its initial public offering, GS&T was 100% owned by Fleet Acquisition LLC, a limited liability company organized on November 3, 2004 under the laws of the Marshall Islands. Fleet Acquisition LLC was owned approximately 65.65% by OCM Principal Opportunities III Fund, L.P. and OCM Principal Opportunities Fund IIIA, L.P., collectively, ("Oaktree") of which Oaktree Management LLC is the General Partner, approximately 26.57% by Peter Georgiopoulos, and 7.78% by others. As of December 31, 2005, Fleet Acquisition LLC maintained a 53.08% ownership in the Company. On April 14, 2006, Fleet Acquisition LLC distributed 1,050,210 shares to certain of its members, and on December 15, 2006, Fleet Acquisition LLC distributed 3,587,361 shares to Peter Georgiopoulos, our Chairman. As a result, at December 31, 2006, Oaktree beneficially owned approximately 34.75% of the Company through Fleet Acquisition, LLC and Peter Georgiopoulos beneficially owned approximately 14.08%.

On July 18, 2005, prior to the closing of the public offering of GS&T's common stock, GS&T's board of directors and stockholder approved a split (in the form of a stock dividend, giving effect to a 27,000:1 common stock split) of the Company's common stock. All share and per share amounts relating to common stock, included in the accompanying consolidated financial statements and footnotes, have been restated to reflect the stock split for all periods presented.

In January 2007, we filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register possible future offerings, including possible resales by Fleet Acquisition LLC. That registration statement, as amended, was declared effective by the SEC on February 7, 2007. Fleet Acquisition LLC utilized that registration statement to conduct an underwritten offering of 4,830,000 shares it owned, including an over-allotment option granted to underwriters for 630,000 shares which the underwriters exercised in full. Following completion of that offering, Fleet Acquisition LLC owns 15.80% of our common stock. During October 2007, the Company closed on an equity offering of 3,358,209 shares of Genco common stock (with the exercise of the underwriters' over-allotment option) at an offering price of $67 per share. The Company received net proceeds of $213,871 after deducting underwriters' fees and expenses. On October 5, 2007, the Company utilized $214,000 including these proceeds to repay outstanding borrowings under the 2007 Credit Facility. Additionally, in the same offering, Fleet Acquisition LLC sold 1,076,291 shares (with the exercise of the underwriters' over-allotment option) at the same offering price of $67 per share. The Company did not receive any proceeds from the common stock sold by Fleet Acquisition LLC. On January 10, 2008, the Board of Directors approved a grant of 100,000 nonvested common stock to Peter Georgiopoulos, Chairman of the Board. This grant vests ratably on each of the ten anniversaries of the determined vesting date beginning with November 15, 2008. After the offering and the grant to the Mr. Georgiopoulos, Fleet Acquisition LLC owns approximately 10.17% of the Company, and Mr. Georgiopoulos owns approximately 12.70% of the Company.

2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which include the accounts of Genco Shipping & Trading Limited and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Business Geographics

The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Vessel Acquisitions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for different types of charters. Although revenue can be identified for these types of charters, management cannot and does not separately identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Revenue and Voyage Expense Recognition

Since the Company's inception, revenues have been generated from time charter agreements and pool agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by the Company.

The Company records time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. The Company recognizes vessel operating expenses when incurred.

(U.S. dollars in thousands)

In December 2005 and February 2006, respectively, the Genco Trader and the Genco Leader entered into the Baumarine Panamax Pool. Vessel pools, such as the Baumarine Panamax Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation, and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the charterer and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these two vessels was subject to the fluctuations of the spot market. Effective December 24, 2006 and January 15, 2007, respectively, the Genco Trader and Genco Leader exited the Baumarine Panamax Pool.

Due from Charterers, Net

Due from charterers, net includes accounts receivable from charters net of the provision for doubtful accounts. At each balance sheet date, the Company provides for the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with our customers are certain performance parameters, which if not met can result in customer claims. As of December 31, 2007, we had no reserve against due from charterers balance and an additional reserve of $734 in deferred revenue, each of which is associated with estimated customer claims against the Company including time charter performance issues. As of December 31, 2006, the Company had a reserve of $187 against due from charterers balance and an additional reserve of $571 in deferred revenue, each of which is associated with estimated customer claims against the Company, including time charter performance issues

Revenue is based on contracted charterparties and, although the Company's business is with customers whom the Company believes to be of the highest standard, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to the Company as a result. As such, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. Although the Company believes its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, Net

Vessels, net are stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also considers interest costs for a vessel under construction as a cost which is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the years ended December 31, 2007, 2006 and 2005 was $32,900, $26,344 and $22,238, respectively.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (lwt). At December 31, 2007 and 2006, the Company estimated the residual value of vessels to be $175/lwt.

Fixed Assets, Net

Fixed assets, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight-line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the estimated useful lives:

Description	Useful Lives
Leasehold improvements	15 years
Furniture, fixtures & other equipment	5 years
Vessel equipment	2–5 years
Computer equipment	3 years

Depreciation expense for fixed assets for the years ended December 31, 2007, 2006 and 2005 was $393, $304 and $49, respectively.

Deferred Drydocking Costs

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company capitalizes the costs associated with the drydockings as they occur and depreciates these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. Depreciation expense for drydocking for the years ended December 31, 2007, 2006 and 2005 was $1,084, $331 and $36, respectively.

Inventory

Inventory consists of lubricants and bunkers (fuel) which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory is included in prepaid expenses and other current assets.

Impairment of Long-Lived Assets

The Company follows the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis.

For the years ended December 31, 2007, 2006 and 2005, no impairment charges were recorded, based on the analysis described above.

Deferred Financing Costs

Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt, which is included in interest expense.

Cash and Cash Equivalents

The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Short-Term Investments

The Company holds an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as Available For Sale ("AFS") and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of other comprehensive income ("OCI"). Effective August 16, 2007, the Company has elected hedge accounting for forward currency contracts in place associated with the cost basis of the Jinhui shares, and therefore the unrealized currency gain or loss associated with the cost basis in the Jinhui shares will now be reflected in the income statement as income or (loss) from derivative instruments to offset the gain or loss associated with these forward currency contracts. The cost of securities when sold is based on the specific identification method. Realized gains and losses on the sale of these securities will be reflected in the consolidated statement of operations in other (expense) income. Additionally, the realized gain or loss on the forward currency contracts is reflected in the Consolidated Statement of Cash Flows as an investing activity and is reflected in the caption Payments on forward currency contracts, net.

Short-term investments are reviewed periodically to identify possible other-than-temporary impairment. When evaluating the investments, the Company reviews factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuers assets and liabilities, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss.

Income Taxes

Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the ownership of our common stock prior to our initial public offering on July 22, 2005 as discussed in Note 1, we qualified for exemption from income tax for 2005 under Section 883, since we were a Controlled Foreign Corporation ("CFC") and satisfied certain other criteria in the Section 883 regulations. We were a CFC, as defined in the Code, since until the initial public offering on July 22, 2005, over 50% of our stock was owned by United States holders each of whom owned ten percent or more of our voting stock, or US 10% Owners. During that time, approximately 93% of our common stock was held by US 10% Owners.

Based on the publicly traded requirement of the Section 883 regulations, we believe that the Company qualified for exemption from income tax for 2007 and 2006. In order to meet the publicly traded requirement, our stock must be treated as being primarily and regularly traded for more than half the days of any

(U.S. dollars in thousands)

such year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock ("5% shareholders") own, in the aggregate, 50% or more of our common stock for more than half the days of the year. We believe that during 2007 and 2006, the combined ownership of our 5% shareholders did not equal 50% or more of our common stock for more than half the days of 2007 and 2006. However, if our 5% shareholders were to increase their ownership to 50% or more of our common stock for more than half the days of 2008 or any future taxable year, we would not be eligible to claim exemption from tax under Section 883 for that taxable year. We can therefore give no assurance that changes and shifts in the ownership of our stock by 5% shareholders will not preclude us from qualifying for exemption from tax in 2008 or in future years.

If the Company does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Deferred Revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues.

Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and amounts related to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as well as unrealized gains or losses associated with the Company's short-term investments.

Nonvested Stock Awards

In 2006, the Company adopted SFAS No. 123R, "Share-Based Payment," for nonvested stock issued under its equity incentive plan. Adoption of this new accounting policy did not change the method of accounting for nonvested stock awards. However, deferred compensation costs from nonvested stock have been classified as a component of paid-in capital as required by SFAS No. 123R.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel and drydock valuations and the valuation of amounts due to/due from charterers. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. The Company earned 100% of revenues from 18 customers in 2007 and earned 100% of revenue from 14 customers in 2006 and 97% of revenues from 12 customers in 2005, management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2007 and 2006.

For the year ended December 31, 2007, there were two customers that individually accounted for more than 10% of revenue, which represented 15.42% and 13.74%, of revenue, respectively. For the year ended December 31, 2006, there were two customers that individually accounted for more than 10% of revenue, which represented 15.74% and 21.51% of revenue, respectively. For the year ended December 31, 2005, there were three customers that individually accounted for more than 10% of revenue, which represented 11.68%, 15.27% and 26.33% of revenue, respectively.

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as amounts due to/due from charterers, and accounts payable approximate their individual carrying amounts as of December 31, 2007 and December 31, 2006 due to their short-term maturity or the variable-rate nature of the respective borrowings.

The fair value of the interest rate swaps and forward currency contracts (used for purposes other than trading) is the estimated amount the Company would receive to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities. See Note 10—Fair Value of Financial Instruments for additional disclosure on the fair values of long-term debt, derivative instruments, and available-for-sale securities.

The Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") in the first quarter of 2007, which did not have a material impact on the financial statements of the Company.

Derivative Financial Instruments

Interest Rate Risk Management

The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring drybulk vessels. These borrowings are subject to a variable borrowing rate. The Company uses forward starting pay-fixed receive-variable interest rate swaps to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of OCI.

For the portion of the forward interest rate swaps that are not effectively hedged, the change in the value and the rate differential to be paid or received is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income until such time the Company has obligations against which the swap is designated and is an effective hedge.

Currency Risk Management

The Company currently holds an investment in Jinhui shares that are traded on the Oslo Stock Exchange located in Norway, and as such, the Company is exposed to the impact of exchange rate changes on this available-for-sale security denominated in Norwegian Kroner. The Company's objective is to manage the impact of exchange rate changes on its earnings and cash flows in relation to its cost basis associated with its short-term investments. The Company uses foreign currency forward contracts to protect its original investment from changing exchange rates.

The change in the value of the forward currency contracts is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income. Effective August 16, 2007, the Company elected to utilize fair value hedge accounting for these instruments whereby the change in the value in the forward contracts continues to be recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income. Fair value hedge accounting then accelerates the recognition of the effective portion of the currency translation gain or (loss) on the Available for Sale Security from August 16, 2007 from OCI into income or (expense) from derivative instruments and is listed as a component of other (expense) income. Time value of the forward contracts are excluded from effectiveness testing and recognized currently in income.

New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" which enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of nonvested stock for the effect of the restriction even if the restriction lapses within one year.

Additionally, in February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, which delays the effective date of SFAS Statement No. 157 to fiscal years beginning after November 15, 2008 and interim periods with those fiscal years for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until January 1, 2009 for calendar year end entities. The Company has already adopted this Statement except as it applies to nonfinancial assets and liabilities as noted in FSP 157-2. The partial adoption of SFAS No. 157 did not have a significant impact on its consolidated results of operations or financial position. The Company is currently evaluating the effect that the adoption of SFAS No. 157, as it relates to nonfinancial assets and liabilities, will have on its consolidated results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company has adopted FIN 48, and its adoption did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 is effective for the Company commencing in 2008. Early adoption within 120 days of the beginning of the year is permissible, provided the Company has adopted SFAS No. 157. The adoption of SFAS 159 on January 1, 2008 is not expected to have a material impact on the financial statements of the Company.

(U.S. dollars in thousands)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No. 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

3—Cash Flow Information

As of December 31, 2007, the Company had eight interest rate swaps, and these swaps are described and discussed in Note 8. The fair value of the swaps is in a liability position of $21,039 as of December 31, 2007. At December 31, 2006, there were a total of three interest rate swaps of which one of the swaps was in an asset position of $4,462 and other two swaps were in a liability position of $807.

The Company had non-cash operating and investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $682 for the purchase of vessels, $1,227 associated with deposits on vessels, $1,670 for the purchase of short-term investments, and $16 for the purchase of fixed assets for the year ended December 31, 2007. For the year ended December 31, 2006, the Company had non-cash operating and investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses for the purchase of vessels of approximately $41. Lastly, the Company had items in prepaid expenses and other current assets consisting of $2,489 which had reduced the deposits on vessels.

During the years ended December 31, 2007, 2006 and 2005, the cash paid for interest, net of amounts capitalized were $18,887, $9,553 and $9,587, respectively.

On February 8, 2007, the Company granted nonvested stock to certain directors and employees. The fair value of such nonvested stock was $494 on the grant date and was recorded in equity. Additionally, during January 2007, nonvested stock forfeited amounted to $54 for shares granted in 2005 and is recorded in equity. During May 2007, nonvested stock forfeited amounted to $88 for shares granted in 2006 and 2005 and is recorded in equity. Lastly, on December 21, 2007, the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $4,935 on the grant date and was recorded in equity.

During 2006, the Company granted nonvested stock to its employees. The fair value of such nonvested stock was $2,018 on the grant date and was recorded in equity. Additionally, during 2006, nonvested stock forfeited amounted to $12 for shares granted in 2005 and is recorded in equity.

During 2005, the Company granted nonvested stock to its employees and directors. The fair value of such nonvested stock was $2,940 on the grant dates and was recorded in equity.

4—Vessel Acquisitions and Dispositions

On August 15, 2007, the Company decided to sell the two oldest vessels in its fleet, the Genco Commander and the Genco Trader. On September 3, 2007, the Company reached an agreement to sell the Genco Commander, a 1994-built Handymax vessel, to Dan Sung Shipping Co. Ltd. for $44,450 less a 2% brokerage commission payable to a third party. On December 3, 2007, the Company realized a net gain of $23,472 and received net proceeds of $43,532. Lastly, on October 2, 2007, the Company reached an agreement to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd. for $44,000 less a 2% brokerage commission payable to a third party. The Company expects to realize a net gain of approximately $26,200 from the sale of the vessel in the first quarter of 2008. The Genco Trader is classified as held for sale at December 31, 2007 in the amount of $16,857.

On August 10 and August 13, 2007, the Company also agreed to acquire six drybulk vessels (three Supramax and three Handysize) from affiliates of Evalend Shipping Co. S.A. for a net purchase price of $336,000, consisting of the value of the vessels and the liability for the below-market time charter contract acquired. As of December 31, 2007, the Company completed the acquisition of five of the vessels, the Genco Predator, Genco Warrior, Genco Hunter, Genco Charger, Genco Challenger, and completed the acquisition of the sixth vessel, the Genco Champion, on January 2, 2008.

In July 2007, the Company entered into an agreement to acquire nine Capesize vessels from companies within the Metrostar Management Corporation group for a net purchase price of $1,111,000, consisting of the value of the vessels and the liability for the below-market time charter contracts acquired. As of December 31, 2007, four of the nine Capesize vessels, the Genco Augustus, Genco Tiberius, Genco London, and Genco Titus, all 2007-built vessels, were delivered to Genco. On February 21, 2008, the Company completed the acquisition of the Genco Constantine, a 2008-built Capesize vessel. The remaining four Capesize vessels are expected to be built, and subsequently delivered to Genco, between the fourth quarter of 2008 and the third quarter of 2009. Upon completion of these acquisitions and dispositions, Genco's fleet will consist of nine Capesize, six Panamax, three Supramax, six Handymax, and eight Handysize drybulk carriers, with a total carrying capacity of approximately 2,700,000 dwt and an average age of 7 years.

As four of the Capesize vessels and one of the Supramax vessels delivered during 2007 had existing below-market time charters at the time of the acquisition, the Company recorded the fair market value of time charter acquired of $51,373 which is being amortized as an increase to voyage revenues during the remaining term of each respective time charter. For year ended

December 31, 2007, $6,382 was amortized into revenue. No amortization occurred during 2006 as the transaction occurred in 2007. This balance will be amortized into revenue over a weighted average period of 2.25 years and will be amortized as follows: $21,405 for 2008, $18,975 for 2009, $3,635 for 2010 and $976 for 2011. The remaining unamortized fair market value of time charter acquired at December 31, 2007 and December 31, 2006 is $44,991 and $0, respectively.

On December 21, 2006, the Company engaged the services of WeberCompass (Hellas) S.A. to sell the Genco Glory. The Company, as of such date, reclassed the net assets associated with the Genco Glory to "Vessel held for sale" in the current asset section of the balance sheet and discontinued depreciating such assets. At December 31, 2006, the net assets classified as Vessel held for sale was $9,450. On February 21, 2007, the Genco Glory was sold to Cloud Maritime S.A. for $13,004 net of a brokerage commission of 1% was paid to WeberCompass (Hellas) S.A. Based on the selling price and the net book value of the vessel, the Company recorded a gain of $3,575 during the first quarter of 2007.

On July 10, 2006, the Company entered into an agreement with affiliates of Franco Compania Naviera S.A. under which the Company purchased three drybulk vessels for an aggregate price of $81,250. These vessels were delivered in the fourth quarter of 2006. The acquisition consisted of a 1999 Japanese-built Panamax vessel, the Genco Acheron, a 1998 Japanese-built Panamax vessel, the Genco Surprise, and a 1994 Japanese-built Handymax vessel, the Genco Commander.

On October 14, 2005, the Company took delivery of the Genco Muse, a 48,913 dwt Handymax drybulk carrier and the results of its operations are included in the consolidated results of the Company after that date. The vessel is a 2001 Japanese-built vessel. The total purchase price of the vessel was $34,450. The purchase price included the assumption of an existing time charter with Qatar Navigation QSC at a rate of $26.5 per day. Due to the above-market rate of the existing time charter, the Company capitalized $3,492 of the purchase price as an asset which is being amortized as a reduction of voyage revenues through September 2007 (the remaining term of the charter). For 2007, 2006 and 2005, $1,244, $1,850 and $398, respectively, was amortized and $0 and $1,244, respectively, remains unamortized at December 31, 2007 and 2006.

See Note 1 for discussion on the initial acquisition of our initial 16 drybulk carriers.

The purchase and sale of the aforementioned vessels is consistent with the Company's strategy of selectively expanding the number and maintaining the high-quality vessels in the fleet.

5—Short-Term Investments

The Company holds an investment of 15,439,800 shares of Jinhui capital stock and is recorded at the fair value of $167,524 based on the closing price of 59.00 NOK at December 28, 2007, the last trading date on the Oslo exchange in 2007. The unrealized gain due to the appreciation of stock and currency translation gain at December 31, 2007 is $38,540 and $11,705, respectively. The unrealized currency translation gain prior to the implementation of hedge accounting of $1,545 is recorded as a component of OCI since this investment is designated as an AFS security. However, effective on August 16, 2007, the Company elected to utilize hedge accounting for forward contracts hedging the currency risk associated with the Norwegian Kroner cost basis in the Jinhui stock. Fair value hedge accounting resulted in recognizing both an unrealized currency translation gain of $10,160 on the stock basis and an offsetting loss on the forward contracts. The unrealized appreciation in the stock and the currency translation gain above the cost basis are recorded as a component of OCI. Realized gains and losses on the sale of these securities will be reflected in the consolidated statement of operations in other expense once sold. Time value of the forward contracts are excluded from effectiveness testing and recognized currently in income. At December 31, 2007, an immaterial amount was recognized in income or (expense) from derivative instruments associated with excluded time value and ineffectiveness.

At December 31, 2007, the Company had one short-term forward currency contract to hedge the Company's exposure to the Norwegian Kroner related to the cost basis of Jinhui stock as described above. The forward currency contract for a notional amount of 685.1 million NOK (Norwegian Kroner) or $124,557, matured on January 17, 2008. As forward contracts expire, the Company continues to enter into new forward currency contracts for the cost basis of the short-term investment, excluding commissions; however, the hedge is limited to the lower of the cost basis or the market value at time of designation. As February 19, 2008, the Company has a forward currency contract for the notional amount of 739.2 million NOK for $135.6 million. For the year ended December 31, 2007, the net losses (realized and unrealized) of $1,185 related to the forward currency contracts and to the hedged translations gain on the cost basis of the Jinhui stock are reflected as (loss) income from derivative instruments and are included as a component of other expense. The short-term liability associated with the forward currency contract at December 31, 2007 is $1,448, and is presented as the fair value of derivatives on the balance sheet. The loss associated with this liability is included in the net loss from derivative instruments.

6—Earnings Per Common Share

The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the vesting of granted nonvested stock awards (see Note 18), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury stock method, to the extent dilutive. For the years ended December 31, 2007, 2006 and 2005, the nonvested stock grants are dilutive.

(U.S. dollars in thousands)

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Years ended December 31,		
	2007	2006	2005
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	**26,165,600**	25,278,726	18,751,726
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	**26,165,600**	25,278,726	18,751,726
Weighted average nonvested stock awards	**131,921**	72,571	3,469
Weighted average common shares outstanding, diluted	**26,297,521**	25,351,297	18,755,195

7—Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

In June 2006, the Company made an employee performing internal audit services available to General Maritime Corporation ("GMC"), where the Company's Chairman, Peter C. Georgiopoulos, also serves as Chairman of the Board, Chief Executive Officer and President. For the years ended December 31, 2007 and 2006, the Company invoiced $167 and $52, respectively, to GMC for the time associated with such internal audit services. In 2005, no such arrangement was in place. In April 2005, the Company began renting office space in a building leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman of the Board. There was no lease agreement between the Company and GenMar Realty LLC. The Company paid an occupancy fee on a month to month basis in the amount of $55. For the year ended December 31, 2005, the Company incurred $440 and this lease was terminated at December 31, 2005. At December 31, 2007, the amount due GMC from the Company is $5 and the amount due the Company from GMC at December 31, 2006 is $25.

During the years ended December 31, 2007, 2006 and 2005, the Company incurred travel-related and miscellaneous expenditures totaling $248, $257 and $113, respectively. These travel-related expenditures are reimbursable to GMC or its service provider. For the years ended December 31, 2007, 2006 and 2005, approximately $0, $49 and $113, respectively, of these travel expenditures were paid from the gross proceeds received from the initial public offering and as such were included in the determination of net proceeds. Prior to its initial public offering, and for the year ended December 31, 2005, the Company purchased $25 of computers and incurred $17 of expense for consultative services provided by GMC.

During the years ended December 31, 2007, 2006 and 2005, the Company incurred legal services (primarily in connection with vessel acquisitions) aggregating $219, $82 and $176, respectively, from Constantine Georgiopoulos, the father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2007 and 2006, $86 and $54, respectively, was outstanding to Constantine Georgiopoulos.

In December 2006, the Company engaged the services of WeberCompass (Hellas) S.A. ("WC"), a shipbroker, to facilitate the sale of the Genco Glory. One of our directors, Basil G. Mavroleon, is a Managing Director of WC and a Managing Director and shareholder of Charles R. Weber Company, Inc., which is 50% shareholder of WC. WC received a commission of $132, or 1% of the gross selling price of the Genco Glory.

During 2007, the Company utilized the services of North Star Maritime, Inc. ("NSM") which is owned and operated by one of our directors, Rear Admiral Robert C. North, USCG (ret.). NSM, a marine industry consulting firm, specializes in international and domestic maritime safety, security and environmental protection issues. NSM billed $12 for services rendered. There are no amounts due to NSM at December 31, 2007 and 2006.

8—Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2007	2006
Outstanding total debt	**$936,000**	$211,933
Less: Current portion	**43,000**	4,322
Long-term debt	**$893,000**	$207,611

The above table reflects $43,000 as current debt as of December 31, 2007, of which $43,000 was repaid in February 2008 using proceeds from the sale of the Genco Trader described in Note 21—Subsequent Events. Upon the sale of a mortgaged vessel, the 2007 Credit Facility requires the Company to repay a pro-rata portion of the long-term debt upon the sale of a mortgaged vessel. The repayment amount is calculated by dividing the value of the mortgaged vessels being sold by the value of the entire mortgaged fleet at time of sale and multiplying such percentage by the total expected debt outstanding at time of sale. However, the Company elected to utilize the majority of the proceeds from the sale of the Genco Trader to repay debt.

2007 Credit Facility

On July 20, 2007, the Company entered into a new credit facility with DnB Nor Bank ASA (the "2007 Credit Facility") for the purpose of acquiring the nine new Capesize vessels and refinancing the Company's existing 2005 Credit Facility and Short-Term Line. DnB Nor Bank ASA is also Mandated Lead Arranger, Bookrunner, and Administrative Agent. The Company has used borrowings under the 2007 Credit Facility to repay amounts outstanding under the 2005 Credit Facility and the Short-Term Line, and these two facilities have accordingly been terminated. The maximum amount that may be borrowed under the 2007 Credit Facility is $1,377,000. Subsequent to the equity offering completed in October 2007, the Company is no longer required pay up to $6,250 or such lesser amount as is available from Net Cash Flow (as defined in the credit agreement for the 2007 Credit Facility) each fiscal quarter to reduce borrowings under the 2007 Credit Facility. As of December 31, 2007, $441,000 remains available to fund future vessel acquisitions. The Company may borrow up to $50,000 of the $441,000 for working capital purposes. On February 26, 2008, after repayment of $43,000 of borrowings due to the sale of the Trader and additional borrowings of $151,500 for the acquisition of the Genco Champion and Genco Constantine during the first quarter of 2008, $332,500 remains available to fund future vessel acquisitions.

Under the 2007 Credit Facility, subject to the conditions set forth in the credit agreement, the Company may borrow an amount up to $1,377,000. Amounts borrowed and repaid under the 2007 Credit Facility may be reborrowed. The 2007 Credit Facility has a maturity date of July 20, 2017, or ten years from the signing date of the 2007 Credit Facility.

Loans made under the 2007 Credit Facility may be used for the following:

- up to 100% of the en bloc purchase price of $1,111,000 for nine modern drybulk Capesize vessels, which the Company has agreed to purchase from companies within the Metrostar Management Corporation group;
- repayment of amounts previously outstanding under the Company's 2005 Credit Facility, or $206,233;
- the repayment of amounts previously outstanding under the Company's Short-Term Line, or $77,000;
- possible acquisitions of additional drybulk carriers between 25,000 and 180,000 dwt that are up to ten years of age at the time of delivery and not more than 18 years of age at the time of maturity of the new credit facility;
- up to $50,000 of working capital; and
- the issuance of up to $50,000 of standby letters of credit. At December 31, 2007, there were no letters of credit issued under the 2007 Credit Facility.

All amounts owing under the 2007 Credit Facility are secured by the following:

- cross-collateralized first priority mortgages of each of the Company's existing vessels and any new vessels financed with the new credit facility;
- an assignment of any and all earnings of the mortgaged vessels;
- an assignment of all insurances of the mortgaged vessels;
- a first priority perfected security interest in all of the shares of Jinhui owned by the Company;
- an assignment of the shipbuilding contracts and an assignment of the shipbuilder's refund guarantees meeting the Administrative Agent's criteria for any additional newbuildings financed under the new credit facility; and
- a first priority pledge of the Company's ownership interests in each subsidiary guarantor.

The Company has completed a pledge of its ownership interests in the subsidiary guarantors that own the nine Capesize vessels acquired or to be acquired. The other collateral described above was pledged, as required, within thirty days of the effective date of the 2007 Credit Facility.

The Company's borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period elected by the Company of one, three, or six months, or longer if available, plus the Applicable Margin (which is 0.90% per annum for the first five years of the 2007 Credit Facility and 0.95% thereafter). If the Company's ratio of Total Debt to Total Capitalization (each as defined in the credit agreement for the 2007 Credit Facility) is less than 70%, the Applicable Margin decreases to 0.85% and 0.90%, respectively. In addition to other fees payable by the Company in connection with the 2007 Credit Facility, the Company paid a commitment fee at a rate of 0.20% per annum of the daily average unutilized commitment of each lender under the facility until September 30, 2007, and 0.25% thereafter.

The 2007 Credit Facility will be subject to ten consecutive semi-annual reductions of 7.0% of the total amount of credit granted under the new facility, with the first reduction occurring on the fifth anniversary of the signing date and a balloon payment reduction of 30% on the maturity date. The Company may prepay the 2007 Credit Facility, without penalty, with two days' notice for LIBOR rate advances, in minimum amounts of $10,000 together with accrued interest on the amount prepaid.

The 2007 Credit Facility includes the following financial covenants which will apply to the Company and its subsidiaries on a consolidated basis and will be measured at the end of each fiscal quarter beginning with June 30, 2007:

- The leverage covenant requires the maximum average net debt to EBITDA to be ratio of at least 5.5:1.0.
- Cash and cash equivalents must not be less than $500 per mortgaged vessel.
- The ratio of EBITDA to interest expense, on a rolling last four-quarter basis, must be no less than 2.0:1.0.
- After July 20, 2007, consolidated net worth must be no less than $263,300 plus 80% of the value of the any new equity issuances of the Company from June 30, 2007. Based on the equity offering completed in October 2007, requires the consolidated net worth to be no less than $434,397.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 130% of the aggregate outstanding principal amount under the new credit facility plus all letters of credit outstanding; the Company has a 30-day remedy period to post additional collateral or reduce the amount of the revolving loans and/or letters of credit outstanding.

(U.S. dollars in thousands)

Other covenants in the 2007 Credit Facility are substantially similar to the covenants in the Company's previous credit facilities. As of December 31, 2007, the Company has been in compliance with these covenants since the inception of the facility.

The Company can continue to pay cash dividends in accordance with its dividend policy and certain terms of the credit agreement so long as no event of default has occurred and is continuing and that no event of default will occur as a result of the payment of such dividend. The 2007 Credit Facility also establishes a basket to accrue for dividends permitted but not actually distributed under the permitted dividend calculation since July 29, 2005. In addition to Genco's regular quarterly dividend, Genco can pay up to $150,000 in dividends from this basket. In addition, the 2007 Credit Facility was amended as of February 13, 2008 to permit the Company to implement its share repurchase program, which was recently approved by its board of directors. Under this amendment, the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. For further details of our share repurchase program, see Note 21—Subsequent Events to our financial statements.

Due to refinancing of the Company's previous facilities, the Company incurred a non-cash write-off of the unamortized deferred financing cost in the amount of $3,568 associated with the Company's previous facilities and this charge was reflected in interest expense.

The following table sets forth the repayment of the outstanding debt of $936,000 at December 31, 2007 under the 2007 Credit Facility. Upon the sale of a mortgaged vessel, the 2007 Credit Facility requires the Company to repay a pro-rata portion of the long-term debt upon the sale of a mortgaged vessel. The repayment amount is calculated by dividing the value of the mortgaged vessels being sold by the value of the entire mortgaged fleet at time of sale and multiplying such percentage by the total expected debt outstanding at time of sale. However, the Company elected to utilize the majority of the proceeds or $43,000 from the sale of the Genco Trader to repay debt, and as such is reflected as the amount due in the 2008.

Period ending December 31,	Total
2008	$ 43,000
2009	—
2010	—
2011	—
2012	—
Thereafter	863,000
Total long-term debt	$936,000

Interest Rates

For the year ended December 31, 2007, the effective interest rate associated with the interest expense for the 2005 Credit Facility, the Short-Term Line and the 2007 Credit Facility, and including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities was 6.25%. For the year ended December 31, 2006, the effective interest rate associated with the interest expense for the 2005 Credit Facility, and including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities was 6.75%. For the year ended December 31, 2005, the effective interest rate associated with the interest expense for the 2005 Credit Facility and the Original Credit Facility, and including the rate differential between the pay fixed receive variable rate on the swap that was in effect, combined, including the cost associated with unused commitment fees with these facilities was 4.83%.

The interest rate on the debt, excluding the unused commitment fees, ranged from 5.54% to 6.66%, from 6.14% to 6.45%, and from 3.69% to 5.26% for the years ended December 31, 2007, 2006 and 2005, respectively.

Short-Term Line—Refinanced by the 2007 Credit Facility

On May 3, 2007, the Company entered into a short-term line of credit facility under which DnB NOR Bank ASA, Grand Cayman Branch and Nordea Bank Norge ASA, Grand Cayman Branch are serving as lenders (the "Short-Term Line"). The Short-Term Line was used to fund a portion of acquisitions we made of in the shares of capital stock of Jinhui. Under the terms of the Short-Term Line, we were allowed to borrow up to $155,000 for such acquisitions, and we had borrowed a total of $77,000 under the Short-Term Line prior to its refinancing. The term of the Short-Term Line was for 364 days, and the interest on amounts drawn was payable at the rate of LIBOR plus a margin of 0.85% per annum for the first six-month period and LIBOR plus a margin of 1.00% for the remaining term. We were obligated to pay certain commitment and administrative fees in connection with the Short-Term Line. The Company, as required, pledged all of the Jinhui shares it has purchased as collateral against the Short-Term Line. The Short-Term Line incorporated by reference certain covenants from our 2005 Credit Facility.

The Short-Term Line was refinanced in July 2007 with the 2007 Credit Facility.

2005 Credit Facility—Refinanced by the 2007 Credit Facility

The Company entered into the 2005 Credit Facility as of July 29, 2005. The 2005 Credit Facility was with a syndicate of commercial lenders including Nordea Bank Finland plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citibank, N.A. The 2005 Credit Facility has been used to refinance our indebtedness under our original credit facility entered into on December 3, 2004 (the "Original Credit Facility"). Under the terms of our 2005 Credit Facility, borrowings in the amount of $106,233 were used to repay indebtedness under our Original Credit Facility and additional net borrowings of $24,450 were obtained to fund the acquisition of the Genco Muse. In July 2006, the Company increased the line of credit by $100,000 and during the second and third quarters of 2006, borrowed $81,250 for the acquisition of three vessels.

The 2005 Credit Facility had a term of ten years and would have matured on July 29, 2015. The facility permitted borrowings up to 65% of the value of the vessels that secure our obligations under the 2005 Credit Facility up to the facility limit, provided that conditions to drawdown are satisfied. Certain of these conditions required the Company, among other things, to provide to the lenders acceptable valuations of the vessels in our fleet confirming that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) will not exceed 65% of the value of the vessels pledged as collateral. The facility limit is reduced by an amount equal to 8.125% of the total $550,000, commitment, semi-annually over a period of four years and is reduced to $0 on the tenth anniversary.

On February 7, 2007, the Company reached an agreement with its syndicate of commercial lenders to allow the Company to increase the amount of the 2005 Credit Facility by $100,000, for a total maximum availability of $650,000. The Company had the option to increase the facility amount by $25,000 increments up to the additional $100,000, so long as at least one bank within the syndicate agrees to fund such increase. Any increase associated with this agreement was generally governed by the existing terms of the 2005 Credit Facility, although we and any banks providing the increase could have agreed to vary the upfront fees, unutilized commitment fees, or other fees payable by us in connection with the increase.

The obligations under the 2005 Credit Facility were secured by a first priority mortgage on each of the vessels in our fleet as well as any future vessel acquisitions pledged as collateral and funded by the 2005 Credit Facility. The 2005 Credit Facility was also secured by a first priority security interest in our earnings and insurance proceeds related to the collateral vessels.

All of our vessel-owning subsidiaries were full and unconditional joint and several guarantors of our 2005 Credit Facility. Each of these subsidiaries is wholly owned by Genco Shipping & Trading Limited. Genco Shipping & Trading Limited has no independent assets or operations.

Interest on the amounts drawn was payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the 2005 Credit Facility and 1.00% per annum over LIBOR thereafter. We were also obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility. On July 29, 2005, the Company paid an arrangement fee to the lenders of $2.7 million on the original commitment of $450,000 and an additional $600 for the $100,000 commitment increase which equates to 0.6% of the total commitment of $550,000 as of July 12, 2006. These arrangement fees along with other costs were capitalized as deferred financing costs.

Under the terms of our 2005 Credit Facility, we were permitted to pay or declare dividends in accordance with our dividend policy so long as no default or event of default has occurred and is continuing or would result from such declaration or payment.

The 2005 Credit Facility had certain financial covenants that require the Company, among other things, to: ensure that the fair market value of the collateral vessels maintains a certain multiple as compared to the outstanding indebtedness; maintain a specified ratio of total indebtedness to total capitalization; maintain a specified ratio of earnings before interest, taxes, depreciation and amortization to interest expense; maintain a net worth of approximately $263,000; and maintain working capital liquidity in an amount of not less than $500 per vessel securing the borrowings. Additionally, there were certain non-financial covenants that required the Company, among other things, to provide the lenders with certain legal documentation, such as the mortgage on a newly acquired vessel using funds from the 2005 Credit Facility, and other periodic communications with the lenders that include certain compliance certificates at the time of borrowing and on a quarterly basis. For the period since facility inception through retirement of the facility, the Company was in compliance with these covenants, except for an age covenant in conjunction with the acquisition of the Genco Commander, a 1994 vessel, for which the Company obtained a waiver for the term of the agreement.

The 2005 Credit Facility permitted the issuance of letters of credit up to a maximum amount of $50,000. The conditions under which letters of credit can be issued were substantially the same as the conditions for borrowing funds under the facility. Each letter of credit must terminate within twelve months, but can be extended for successive periods also not exceeding twelve months. The Company would pay a fee of 1/8 of 1% per annum on the amount of letters of credit outstanding. At December 31, 2006, there were no letters of credit issued under the 2005 Credit Facility.

Due to the agreement related to the sale of the Genco Glory, the 2005 Credit Facility required a certain portion of the debt be repaid based on a pro-rata basis. The repayment amount is calculated by dividing the value of the vessel being sold by the value of the entire fleet and multiplying such percentage by the total debt outstanding. Therefore, the Company reflected $4,322 as current portion of long-term debt as of December 31, 2006. The Company repaid $5,700 during the first quarter of 2007 to comply with the repayment requirement from the sale of the Genco Glory.

The 2005 Credit Facility has been refinanced with the 2007 Credit Facility.

Original Credit Facility—Refinanced by the 2005 Credit Facility

The Original Credit Facility, entered into on December 3, 2004, has been refinanced by the 2005 Credit Facility. The Original Credit Facility had a five-year maturity at a rate of LIBOR plus 1.375% per year until $100 million had been repaid and thereafter at LIBOR plus 1.250%. In the event of late principal payments, additional interest charges would have been incurred. This facility was retired with proceeds from the initial public offering and proceeds from our 2005 Credit Facility.

(U.S. dollars in thousands)

The Company's entry into the 2005 Credit Facility in July 2005 resulted in a write-off to interest expense of $4,103 of unamortized deferred financing costs associated with the Original Credit Facility, in the third quarter of 2005.

Letter of Credit

In conjunction with the Company entering into a new long-term office space lease (see Note 16—Lease Payments), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank. The letter of credit amount as of December 31, 2007 and 2006 was in the amount of $520 and $650, respectively, at a fee of 1% per annum. The letter of credit is reduced to $416 on August 1, 2008 and is cancelable on each renewal date provided the landlord is given 150 days minimum notice.

Interest Rate Swap Agreements

The Company has entered into eight interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $631,233 and the swaps have specified rates and durations. The following table summarizes the interest rate swaps in place as of December 31, 2007 and 2006:

Interest Rate Swap Detail				**December 31, 2007**	December 31, 2006
Trade Date	Fixed Rate	Start Date of Swap	End Date of Swap	**Notional Amount Outstanding**	Notional Amount Outstanding
9/6/05	4.485%	9/14/05	7/29/15	**$106,233**	$106,233
3/29/06	5.25%	1/2/07	1/1/14	**50,000**	50,000
3/24/06	5.075%	1/2/08	1/2/13	**50,000**	50,000
9/7/07	4.56%	10/1/07	12/31/09	**75,000**	
7/31/07	5.115%	11/30/07	11/30/11	**100,000**	
8/9/07	5.07%	1/2/08	1/3/12	**100,000**	
8/16/07	4.985%	3/31/08	3/31/12	**50,000**	
8/16/07	5.04%	3/31/08	3/31/12	**100,000**	
				$631,233	$206,233

The differential to be paid or received for these swap agreements are recognized as an adjustment to interest expense as incurred. The Company is currently utilizing cash flow hedge accounting for the swaps whereby the effective portion of the change in value of the swaps is reflected as a component of Other Comprehensive Income ("OCI"). The ineffective portion is recognized as income or (loss) from derivative instruments, which is a component of other (expense) income. For any period of time that the Company did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation was recognized as income or (loss) from derivative instruments and was listed as a component of other (expense) income.

The interest income (expense) pertaining to the interest rate swaps for the years ended December 31, 2007, 2006 and 2005 was $1,039, $637 and ($143), respectively.

The swap agreements, with effective dates prior to December 31, 2007 synthetically convert variable rate debt the fixed interest rate of swap plus the Applicable Margin (which is 0.85% per annum for the first five years of the new credit facility and 0.90% thereafter). If the Company's ratio of Total Debt to Total Capitalization (each as defined in the credit agreement for the 2007 Credit Facility) is greater than or equal to 70%, the Applicable Margin increases to 0.90% for the first five years and 0.95% thereafter.

The liability associated with the swaps at December 31, 2007 is $21,039 and $807 at December 31, 2006, and are presented as the fair value of derivatives on the balance sheet. The asset associated with the swaps at December 31, 2006 was $4,462 and there were no swaps in an asset position at December 31, 2007, and are presented as the fair value of derivatives on the balance sheet. As of December 31, 2007 and December 31, 2006, the Company has accumulated OCI of ($21,068) and $3,546, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in income or (loss) from derivative instruments of ($98) for the year ended December 31, 2007. The change in value of the swaps prior to being designated resulted in income or (loss) from derivative instruments of $108 for the year ended December 31, 2006. At December 31, 2007, ($3,123) of OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

During January 2008, the Company entered into a $50,000 interest rate swap at a fixed interest rate of 2.89%, plus the Applicable Margin and is effective February 1, 2008 and ends on February 1, 2011. The Company has elected to utilize hedge accounting for this interest rate swap.

9—Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of net unrealized gain (loss) from short-term investments, net gain (loss) on derivative instruments designated and qualifying as cash-flow hedging instruments, and cumulative translation adjustments on the short-term investment in Jinhui stock as December 31, 2007 and 2006.

	Accumulated OCI	Unrealized Gain (Loss) on Cash Flow Hedges	Unrealized Gain on Short-Term Investments	Currency Translation Gain (Loss) on Short-Term Investments
OCI—January 1, 2006	$ 2,325	$ 2,325	$ —	$ —
Unrealized gain on cash flow hedges	1,858	1,858		
Interest income reclassed to (loss) income from derivative instruments	(637)	(637)		
OCI—December 31, 2006	3,546	3,546	—	—
Unrealized gain on short-term investments	38,540		38,540	—
Translation gain on short-term investments	11,705			11,705
Translation gain reclassed to (loss) income from derivative instruments	(10,160)			(10,160)
Unrealized loss on cash flow hedges	(23,575)	(23,575)		
Interest income reclassed to (loss) income from derivative instruments	(1,039)	(1,039)		
OCI—December 31, 2007	**$ 19,017**	**$(21,068)**	**$38,540**	**$ 1,545**

10—Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Cash and cash equivalents	**$ 71,496**	**$ 71,496**	$ 73,554	$ 73,554
Short-term investments	**167,524**	**167,524**	—	—
Floating rate debt	**936,000**	**936,000**	211,933	211,933
Derivative instruments—asset position	**—**	**—**	4,462	4,462
Derivative instruments—liability position	**22,487**	**22,487**	807	807

The fair value of the short-term investments is based on quoted market rates. The fair value of the revolving credit facility is estimated based on current rates offered to the Company for similar debt of the same remaining maturities and additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facility. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate and currency swaps (used for purposes other than trading) is the estimated amount the Company would receive to terminate the swap agreements at the reporting date, taking into account current interest rates and the creditworthiness of the swap counterparty.

The Company elected to early adopt SFAS No. 157 beginning in its 2007 fiscal year and there was no material impact to its first quarter financial statements. SFAS No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. SFAS No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of our short-term investments and financial instruments by the above SFAS No. 157 pricing levels as of the valuation dates listed:

	December 31, 2007		
	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Short-term investments	**$167,524**	**$167,524**	
Derivative instruments—liability position	**22,487**		**22,487**

(U.S. dollars in thousands)

The Company holds an investment in the capital stock of Jinhui, which is classified as a short-term investment. The stock of Jinhui is publicly traded on the Norwegian stock exchange and is considered a Level 1 item. The Company's derivative instruments are pay-fixed, receive-variable interest rate swaps based on LIBOR swap rate. The LIBOR swap rate is observable at commonly quoted intervals for the full term of the swaps and therefore is considered a Level 2 item. In addition, the Company's derivative instruments include a forward currency contract based on the Norwegian Kroner, which is observable at commonly quoted intervals for the full term of the swaps and therefore is considered a Level 2 item. SFAS No. 157 states that the fair value measurement of a liability must reflect the nonperformance risk of the entity. Therefore, the impact of the Company's creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

11—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2007	December 31, 2006
Lubricant inventory and other stores	**$2,720**	$1,671
Prepaid items	**1,769**	820
Insurance receivable	**1,331**	783
Other	**3,554**	1,369
Total	**$9,374**	$4,643

12—Other Assets, Net

Other assets consist of the following:

(i) Deferred financing costs which include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in interest expense. The Company has unamortized deferred financing costs of $6,130 at December 31, 2007 associated with the 2007 Credit Facility and $3,794 at December 31, 2006 for the 2005 Credit Facility. Accumulated amortization of deferred financing costs as of December 31, 2007 and December 31, 2006 was $288 and $467, respectively. During July 2007, the Company refinanced its previous facilities (the Short-Term Line and the 2005 Credit Facility) resulting in the non-cash write-off of the unamortized deferred financing cost of $3,568 to interest expense. In July 2005, the Company entered into the 2005 Credit Facility, which resulted in a write-off of $4,103 of unamortized deferred financing costs associated with the Original Credit Facility. The Company has incurred deferred financing costs of $6,418 in total for the 2007 Credit Facility. Amortization expense for deferred financing costs, including the write-off any unamortized costs upon refinancing credit facilities for the years ended December 31, 2007, 2006 and 2005 was $4,128, $341 and $4,611, respectively.

(ii) Value of time charter acquired which represents the value assigned to the time charter acquired with the Genco Muse in October 2005. The value assigned to the time charter was $3,492. This intangible asset was amortized as a reduction of revenue over the minimum life of the time charter. The amount amortized for this intangible asset was $1,244, $1,850 and $398 for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, $0 and $1,244, respectively, remained unamortized.

13—Fixed Assets

Fixed assets consist of the following:

	December 31, 2007	December 31, 2006
Fixed assets:		
Vessel equipment	**$ 826**	$ 533
Leasehold improvements	**1,146**	1,146
Furniture and fixtures	**347**	210
Computer equipment	**342**	336
Total cost	**2,661**	2,225
Less: accumulated depreciation and amortization	**722**	348
Total	**$1,939**	$1,877

14—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2007	December 31, 2006
Accounts payable	**$ 4,164**	$1,885
Accrued general and administrative	**9,108**	2,936
Accrued vessel operating expenses	**4,242**	2,963
Total	**$17,514**	$7,784

15—Revenue from Time Charters

Total revenue earned on time charters for the years ended December 31, 2007, 2006 and 2005 was 185,387, $133,232 and $116,906, respectively. Included in revenues for the year ended December 31, 2007 is $400 received from loss of hire insurance associated with the Genco Trader's unscheduled off-hire due to repairs and maintenance in the first half of 2007. The Company expects to receive an additional $176 during 2008 in loss of hire insurance proceeds associated with this unscheduled off-hire. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts as of February 26, 2008 will be $287,021 during 2008, $213,668 during 2009, $124,759 during 2010, $32,723 during 2011, and $11,830 for 2012, assuming 20 days of off-hire due to any scheduled drydocking and no additional off-hire time is incurred. Future minimum revenue excludes the future acquisitions of the remaining four Capesize vessels to be delivered to Genco in the future, since estimated delivery dates are not firm.

16—Lease Payments

In September 2005, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from September 1, 2005 to July 31, 2006, $40 per month from August 1, 2006 to August 31, 2010, $43 per month from September 1, 2010 to August 31, 2015, and $46 per month from September 1, 2015 to August 31, 2020. The Company obtained a tenant work credit of $324. The monthly straight-line rental expense from September 1, 2005 to August 31, 2020 is $39. As a result of the straight-line rent calculation generated by the free rent period and the tenant work credit, the Company has a deferred rent credit at December 31, 2007 and 2006 of $725 and $743, respectively. The Company has the option to extend the lease for a period of five years from September 1, 2020 to August 31, 2025. The rent for the renewal period will be based on prevailing market rate for the six months prior to the commencement date of the extension term. Rent expense for the years ended December 31, 2007, 2006 and 2005 was $468, $472 and $598, respectively.

Future minimum rental payments on the above lease for the next five years and thereafter are as follows: $486 per year for 2008 through 2009, $496 for 2010, $518 for 2011 through 2012 and a total of $4,132 for the remaining term of the lease.

17—Savings Plan

In August 2005, the Company established a 401(k) plan which is available to full-time employees who meet the plan's eligibility requirements. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to maximum percentage and dollar limits allowable by IRS Code Sections 401(k), 402(g), 404 and 415 with the Company matching up to the first six percent of each employee's salary on a dollar-for-dollar basis. The matching contribution vests immediately. For the years ended December 31, 2007, 2006 and 2005, the Company's matching contributions to this plan were $127, $94 and $22, respectively.

18—Nonvested Stock Awards

On July 12, 2005, the Company's board of directors approved the Genco Shipping and Trading Limited 2005 Equity Incentive Plan (the "Plan"). Under this plan the Company's board of directors, the compensation committee, or another designated committee of the board of directors may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, nonvested stock, unrestricted stock and performance shares. The aggregate number of shares of common stock available for award under the Plan is 2,000,000 shares.

On October 31, 2005, the Company made grants of nonvested common stock under the Plan in the amount of 111,412 shares to the executive officers and employees and 7,200 shares to directors of the Company. The executive and employee grants vest ratably on each of the four anniversaries of the date of the Company's initial public offering (July 22, 2005). On July 22, 2007 and 2006, 26,478 and 27,853 shares, respectively, of the employees' nonvested stock vested, and during the year ended December 31, 2007 and the year ended December 31, 2006, 3,375 and 750 shares, respectively, were forfeited. Grants to the directors vested in full on May 18, 2006, the date of the Company's annual shareholders' meeting. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or $1,949, was recorded as a component of shareholders' equity. After forfeitures, the unamortized portion of this award at December 31, 2007 and 2006 was $250 and $653, respectively. Amortization of this charge, which is included in general and administrative expenses for the years ended December 31, 2007, 2006 and 2005 was $347, $1,025 and $260, respectively. The remaining expense for the years ended 2008 and 2009 will be $190 and $60, respectively.

On December 21, 2005, the Company made grants of nonvested common stock under the Plan in the amount of 55,600 shares to the executive officers and employees of the Company. Theses grants vest ratably on each of the four anniversaries of the determined vesting date beginning with November 15, 2006. During the years ended December 31, 2007 and 2006, 13,338 and 13,900 shares, respectively, of the employees' nonvested stock vested and during the year ended December 31, 2007, 1,687 shares were forfeited. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or $991, was recorded as a component of shareholders' equity. After forfeitures, the unamortized portion of this award at December 31, 2007 and 2006 was $181 and $441, respectively. Amortization of this charge, which is included in general and administrative expenses, for the years ended December 31, 2007, 2006 and 2005 was $230, $533 and $17, respectively. The remaining expense for the years ended 2008 and 2009 will be $129 and $52, respectively.

On December 20, 2006 and December 22, 2006, the Company made grants of nonvested common stock under the Plan in the amount of 37,000 shares to employees other than executive officers and 35,000 shares to the executive officers, respectively. Theses grants vest ratably on each of the four anniversaries of the determined vesting date beginning with November 15, 2007. During the year ended December 31, 2007, 17,500 shares of the employees' and executives' nonvested stock vested and during the year ended December 31, 2007, 2,000 shares were forfeited. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the respective date of the grants, or $2,018, was recorded as a component of shareholders' equity. After forfeitures, the unamortized portion of this award at December 31, 2007 and 2006 was $873 and $1,986, respectively.

Amortization of this charge, which is included in general and administrative expenses for the years ended December 31, 2007, 2006 and 2005, was $1,056, $32 and $0, respectively. The remaining expense for the years ended 2008, 2009 and 2010 will be $501, $265 and $107, respectively.

On February 8, 2007, the Company made grants of nonvested common stock under the Plan in the amount of 9,000 shares to employees and 7,200 shares to directors of the Company. The employee grants vest ratably on each of the four anniversaries of the determined vesting date beginning with November 15, 2007. During the year ended December 31, 2007, 2,250 shares of the employees' nonvested stock vested. Grants to the directors vested in full on May 16, 2007, the date of the Company's annual shareholders' meeting. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grants, or $494, was recorded as a component of shareholders' equity. The unamortized portion of this award at December 31, 2007 was $133. Amortization of this charge, which is included in general and administrative expenses for the years ended December 31, 2007, 2006 and 2005, was $361, $0, and $0, respectively. The remaining expense for the years ending 2008, 2009 and 2010 will be $77, $40 and $16, respectively.

On December 21, 2007, the Company made grants of nonvested common stock under the Plan in the amount of 93,000 shares to the executive officers and the employees of the Company. These grants vest ratably on each of the four anniversaries of the determined vesting date beginning with November 15, 2008. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grants, or $4,935, was recorded as a component of shareholders' equity. The unamortized portion of this award at December 31, 2007 and 2006 was $4,852 and $0, respectively. Amortization of this charge, which is included in general and administrative expenses for the years ended December 31, 2007, 2006 and 2005, was $83, $0 and $0, respectively. The remaining expense for the years ending 2008, 2009, 2010 and 2011 will be $2,585, $1,305, $686 and $276, respectively.

The table below summarizes the Company's nonvested stock awards as of December 31, 2007:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1, 2007	196,509	$20.97
Granted	109,200	49.72
Vested	(66,766)	21.74
Forfeited	(7,062)	20.03
Outstanding at December 31, 2007	**231,881**	**$34.32**

The fair value of nonvested stock at the grant date is equal to the closing stock price on that date. The Company is amortizing these grants over the applicable vesting periods. As of December 31, 2007, unrecognized compensation cost related to nonvested stock will be recognized over a weighted average period of 2.86 years. The weighted average grant-date fair value of nonvested stock granted during the years ended December 31, 2007, 2006 and 2005 is $49.72, $28.02 and $16.88, respectively.

19—Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

20—Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2007 Quarter Ended				2006 Quarter Ended			
	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31
(In thousands, except per share amounts)								
Revenues	$37,220	$36,847	$45,630	$65,690	$32,572	$32,303	$32,642	$35,715
Operating income	22,261	18,507	25,107	65,195	17,696	17,346	16,740	18,538
Net income	19,837	13,721	16,320	56,931	16,578	17,522	12,904	16,518
Earnings per share—Basic	$ 0.78	$ 0.54	$ 0.64	$ 1.99	$ 0.66	$ 0.69	$ 0.51	$ 0.65
Earnings per share—Diluted	$ 0.78	$ 0.54	$ 0.64	$ 1.98	$ 0.66	$ 0.69	$ 0.51	$ 0.65
Dividends declared and paid per share	$ 0.66	$ 0.66	$ 0.66	$ 0.66	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Weighted average common shares outstanding—Basic	25,309	25,313	25,337	28,676	25,260	25,263	25,289	25,302
Weighted average common shares outstanding—Diluted	25,421	25,456	25,482	28,826	25,304	25,337	25,372	25,391

21—Subsequent Events

On January 2, 2008, the Company took delivery of the Genco Champion, a 2006-built Handysize vessel. The Genco Champion is the final vessel to be delivered to the Company under Genco's previously announced agreements on August 14, 2007 to acquire six drybulk vessels from affiliates of Evalend Shipping Co. S.A. The Company borrowed $41,850 from the 2007 Credit Facility to complete this acquisition.

On January 10, 2008, the Board of Directors approved a grant of 100,000 nonvested common stock to Peter Georgiopoulos, Chairman of the Board, this grant vests ratably on each of the ten anniversaries of the determined vesting date beginning with November 15, 2008. After this grant to the Chairman, Peter Georgiopoulos owns approximately 12.70% of the Company. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or $4,191 was recorded as a component of shareholders' equity. Amortization of this charge which will be included in general and administrative expenses in 2008 through 2017.

On January 22, 2008, the Company entered into a $50,000 interest rate swap at a fixed interest rate of 2.89%, plus the Applicable Margin and is effective February 1, 2008 and ends on February 1, 2011. The Company has elected to utilize hedge accounting for this interest rate swap.

During the first quarter of 2008, the Company purchased an additional 895,300 shares of Jinhui. The Company now owns 16.3 million shares or approximately 19.4% of Jinhui at a total cost of $125,866.

On February 13, 2008, our board of directors declared a dividend of $0.85 per share to be paid on or about March 7, 2008 to shareholders of record as of February 29, 2008. The aggregate amount of the dividend is expected to be $24,717, which the Company anticipates will be funded from cash on hand at the time payment is to be made.

On February 13, 2008, our board of directors also approved a share repurchase program for up to a total of $50,000 of the Company's common stock. The board will review the program after 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter.

On February 13, 2008, the Company made grants of nonvested common stock under the Plan in the amount of 12,500 shares to directors of the Company. The grants to directors vest in full on the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting of the Company. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or $689 will be recorded as a component of shareholders' equity. Amortization of this charge is expected to be included in general and administrative expenses during 2008.

On February 21, 2008, the Company completed the acquisition of the Genco Constantine, a 2008-built Capesize vessel. The Genco Constantine is the fifth of the Capesize vessels to be delivered from the acquisition from companies within the Metrostar Management Corporation group. The Company borrowed $109,650 from the 2007 Credit Facility to complete this acquisition. The remaining four Capesize vessels from the Metrostar acquisition are expected to be built, and subsequently delivered to Genco, between the fourth quarter of 2008 and the third quarter of 2009.

On February 26, 2008, the Company completed the sale of the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd for $44,000 less a 2% brokerage commission payable to a third party. The Company expects the realized net gain to approximate $26,200 from this sale. At December 31, 2007, the Genco Trader was classified under Vessels held for sale. Additionally, under the 2007 Credit Facility, the Company is required to repay a portion of the proceeds from the sale of mortgaged property, however the Company has repaid, $43,000 which represents substantially all the proceeds received from the sale. At December 31, 2007, the Company reflected the $43,000 as current portion of long-term debt.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the internal control over financial reporting of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Genco Shipping & Trading Limited and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 29, 2008

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PURCHASES OF EQUITY SECURITIES

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GNK," which commenced April 11, 2007, and was previously traded on the NASDAQ under the symbol "GSTL" from our initial public offering on July 22, 2005 through April 10, 2007. The following table sets forth for the periods indicated the high and low prices for the common stock as reported by the NYSE and NASDAQ:

Fiscal Year Ended December 31, 2007	High	Low
1st Quarter	**$33.49**	**$27.29**
2nd Quarter	**$42.47**	**$30.65**
3rd Quarter	**$68.97**	**$40.82**
4th Quarter	**$78.08**	**$50.54**
Fiscal Year Ended December 31, 2006	HIGH	LOW
1st Quarter	$17.84	$15.11
2nd Quarter	$18.50	$16.00
3rd Quarter	$23.94	$17.07
4th Quarter	$28.68	$22.55

As of December 31, 2007, there were approximately 51 holders of record of our common stock.

On July 18, 2005, prior to the closing of the public offering of our common stock, our board of directors and stockholder approved a split (in the form of a stock dividend, giving effect to a 27,000:1 common stock split) of our common stock. All share and per share amounts relating to common stock, included in the accompanying consolidated financial statements and footnotes, have been restated to reflect the stock split for all periods presented.

During October 2007, the Company closed on an equity offering of 3,358,209 shares of Genco common stock (with the exercise of the underwriters' over-allotment option) at an offering price of $67 per share. The Company received net proceeds of approximately $213.9 million after deducting underwriters' fees and expenses.

PERFORMANCE GRAPH

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Genco Shipping & Trading Limited's common stock with the Standard & Poor's 500 Index and a peer group consisting of Dryships, Inc., Diana Shipping Inc., Quintana Maritime Ltd., Excel Maritime Carriers Ltd., Navios Maritime Holdings Inc. and Eagle Bulk Shipping Inc. The comparison assumes a $100 investment on July 22, 2005. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard & Poor's 500 Index and the peer group assume reinvestment of dividends.


325.00
275.00
225.00
175.00
125.00
75.00
25.00
GNK
S&P 500
Peer Group
7/22/2005
7/22/2006
7/22/2007

	7/22/2005	12/31/2005	12/31/2006	**12/31/2007**
GNK	100	85.90	147.33	**287.62**
S&P 500	100	102.06	118.18	**124.67**
Peer Group	100	97.46	122.01	**315.03**

Our dividend policy is to declare quarterly distributions to shareholders by each February, May, August and November, which commenced in November 2005, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. The following table summarizes the dividends declared based on the results of the respective fiscal quarter:

Fiscal Year Ended December 31, 2007	Dividend Per Share	Declaration Date
4th Quarter	**$0.85**	**2/13/08**
3rd Quarter	**$0.66**	**10/25/07**
2nd Quarter	**$0.66**	**7/26/07**
1st Quarter	**$0.66**	**4/26/07**
Fiscal Year Ended December 31, 2006		
4th Quarter	$0.66	2/8/07
3rd Quarter	$0.60	10/26/06
2nd Quarter	$0.60	7/27/06
1st Quarter	$0.60	4/27/06

Genco Shipping & Trading Limited

PRO FORMA BALANCE SHEET ITEMS RECONCILIATION

December 31, 2007

(U.S. dollars in thousands)

	December 31, 2007 Actual	Adjustment*	December 31, 2007 Pro Forma
Cash[1]	71,496	(24,717)	46,779
Debt[2]	936,000	108,500	1,044,500
Shareholders' Equity[3]	622,185	1,283	623,468
Capitalization	1,558,185		1,667,968
Debt to Capitalization	60.07%		62.62%

Liquidity Position	
Revolving Credit Facility	1,377,000
Undrawn Facilities	332,500
Cash	46,779
Total Liquidity	379,279

(1) December 31, 2007 pro forma cash is a non-U.S. GAAP financial measure that takes into effect the payment of $24.7 million in dividends on March 7, 2008 to all shareholders of record as of February 29, 2008.

(2) December 31, 2007 pro forma debt is a non-U.S. GAAP financial measure that takes into effect the drawdown of $109.65 million for the payment of 85% of the price for the Genco Constantine, the drawdown of $41.85 million for the payment of 90% of the price for the Genco Champion, and the repayment of debt in the net amount of $43.0 million connected to the sale of the Genco Trader for a net sale price of $43.1 million. This amount of pro forma debt consists of the drawn portion of our credit facility as adjusted for the foregoing transactions.

(3) December 31, 2007 pro forma equity is a non-U.S. GAAP financial measure that takes into effect the payment of $24.7 million in dividends on or about March 7, 2008 to all shareholders of record as of February 29, 2008 and the $26 million gain associated with the sale of the Genco Trader.

PERFORMANCE ITEMS RECONCILIATION

December 31, 2007

(U.S. dollars in thousands)

We define EBITDA Margin as EBITDA divided by Revenues. Please refer to footnote (1) in "Selected Consolidated Financial and Other Data" on page 20 for a reconciliation of EBITDA.

We calculate Fleet Utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

We calculate Return on Equity as Net Income of $106,809 divided by the average of Shareholders' Equity at the end of each quarter for the year ended December 31, 2007.

CORPORATE INFORMATION

EXECUTIVE TEAM
Robert Gerald Buchanan
President

John C. Wobensmith
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS
Peter C. Georgiopoulos, Chairman
Chairman, President and Chief Executive Officer
General Maritime Corporation
Chairman, Aegean Marine Petroleum Network Inc.

Stephen A. Kaplan
Principal
Oaktree Capital Management, L.P.

Nathaniel C.A. Kramer(1)(3)
Chairman, Managing Director
Mercantile Capital Group, LLC

Mark F. Polzin(2)(3)
President
Ranch, Farms and Laurel Fiduciary Corporations

Basil G. Mavroleon(1)(2)
Managing Director
WeberSeas S.A.

Robert C. North(2)
President
North Star Maritime, Inc.

Harry A. Perrin(1)(3)
Partner
Vinson & Elkins LLP

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

CORPORATE OFFICES
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

STOCK LISTING
Genco Shipping & Trading Limited's common stock is traded on the NYSE Stock Market under the symbol GNK.

TRANSFER AGENT
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: (800) 851-9677
TTD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6610
TDD Foreign Shareowners: (201) 680-6578

LEGAL COUNSEL
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9429

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Tel: (212) 574-1200

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
Tel: (212) 436-2000

INVESTOR RELATIONS CONTACT
John C. Wobensmith
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550

NOTICE OF ANNUAL MEETING
Genco Shipping & Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036 on May 14th, 2008 at 1:00 PM.

CERTIFICATIONS
Genco Shipping & Trading Limited has included as exhibits to its Annual Report on Form 10-K for fiscal year 2007 filed with the Securities and Exchange Commission certifications of Genco's President and Chief Financial Officer certifying the quality of the company's public disclosure. Genco's President has also submitted to the New York Stock Exchange (NYSE) a written affirmation certifying that he is not aware of any violations by Genco of the NYSE corporate governance listing standards.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995
This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this presentation are the following: (i) changes in demand or rates in the drybulk shipping industry; (ii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iii) changes in the supply of drybulk carriers, including newbuilding of vessels or lower than anticipated scrapping of older vessels; (iv) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (v) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, repairs, maintenance and general and administrative expenses; (vi) the adequacy of our insurance arrangements; (vii) changes in general domestic and international political conditions; (viii) changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (ix) the number of offhire days needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims including offhire days; (x) the Company's acquisition or disposition of vessels; (xi) the fulfillment of the closing conditions under the Company's agreement to acquire the remaining four Metrostar drybulk vessels; and other factors listed from time to time in our public filings with the Securities and Exchange Commission including, without limitation, the Company's Annual Reports on Form 10-K for the year ended December 31, 2007 and its reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon factors including the limitations under our loan agreements, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. The timing and amount of purchases under our share repurchase program will be determined by management based on market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time without notice. Repurchases will be subject to restrictions under our credit facility. The Company has no obligation to update any information contained in this annual report.

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Genco Shipping & Trading Limited

299 Park Avenue, 20th Floor
New York, NY 10171
(646) 443-8550
www.gencoshipping.com